Exhibit 99.5

STRONG RESILIENT ON-TRACK CENTERRA GOLD INC. ANNUAL REPORT 2021 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 2

NAV by Asset* Exploration & Other 6% Kemess 8% Mount Milligan 28% Cash & Equivalents 28% Öksüt 30% Corporate Profile Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada. Cautionary Note Regarding Forward-looking Statements Forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For a detailed discussion of such risks and other factors, see the Management’s Discussion and Analysis (MD&A) included in this Annual Report, see page 1 of the MD&A, and the Company’s most recent Annual Information Form, which is available on SEDAR. All dollar amounts are expressed in U.S. dollars in this report, except as otherwise indicated. Information is given as of December 31, 2021. STRONG RESILIENT ON-TRACK At Centerra, we know our strength lies in our assets as well as our team. That is why we continue to grow our low-cost operating proﬁle, invest in a collaborative and inclusive workplace, and encourage the development of diverse skills and talent throughout our business. 308,141 OZ/AU 73.3 M LBS/CU Mount Milligan achieved record cash generation and throughput in 2021. Mount Milligan Centerra Gold Inc. Annual Report 2021 Annual Consolidated Gold Production Costs & All-in Sustaining Costs on a By-product Basis1 ($ per ounces) Centerra remained on-track in 2021 and stayed the course despite its challenges. 1) All-in Sustaining Costs (AISC) is a Non-GAAP financial measures and ratios. See "Non-GAAP and Other Financial Measures" section of the Company's Q4 MD&A (refer to pp. 43-45). 2) 2016 statistics and guidance excludes Mount Milligan (transaction closed in October 2016). Operating Statistics vs Guidance (mid-point) (koz Au) 100 200 300 400 500 600 700 800 900 2021 2020 2019 2018 2017 20162 2015 520 537 540 551 795 785 685 730 748 783 780 824 290 308 ● Guidance (mid-point) ● Actual Gold Production (koz) 196,438 OZ/AU 0 100 200 300 400 500 600 700 800 2021 2020 2019 2018 2017 687 360 754 464 718 465 708 615 649 604 ● AISC ($/oz) ● Gold Production Costs ($/oz) *Based on analyst consensus estimates as of December 31, 2021. Years 2015-2020 are inclusive of gold production from the Kumtor Mine. 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 3

2021 Corporate Highlights G Safety - Öksüt achieved two million work hours without a lost-time injury, Endako achieved eight years and the Thompson Creek Mine and Langeloth Facility each achieved one year without a lost-time injury. G Action Planning toward Climate Strategy Implementation in 2023. STRONG.RESILIENT. ON-TRACK. Öksüt replenished its production depletion with its 2021 R&R gold mineral estimates. Öksüt G All sites continued to maintain proactive COVID-19 measures with no material impact to our operations. G Continued progress on compliance with Responsible Gold Mining Principles (RGMP) Requirements. G Continued focus on lowering costs at the Öksüt Mine. 2021 Financial Highlights G 2021 consolidated production costs from continuing operations of $604/oz. G 2021 consolidated all-in sustaining costs on a by-product basis1 $649/oz. G Quarterly dividend declared of C$0.07 per common share. G December 31, 2021 Debt-free balance sheet with cash balance of $947M and liquidity totaling $1,347M3. G Free cash ﬂow by provided by operating activities of $112M from Öksüt Mine and $202M from Mount Milligan Mine. G Cash provided by operating activities of $132M from Öksüt Mine and $269M from Mount Milligan. 111,703 OZ/AU Cash provided by operating activities from continuing operations of $270.9M and Free Cash Flow from continuing operations1 of $178.4M Gold Production Costs ($/oz) $457/oz Öksüt $683/oz Mount Milligan G FCF1 G Cash provided by operating activities 1) Non-GAAP financial measures and ratios. See “Non-GAAP and Other Financial Measures” section of the Company’s Q4 MD&A (refer to pp. 43-45). 2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability. 2021 figures exclude the impact of the loss of Kumtor mine. For more details see Company’s news release dated February 25, 2022. 3) Non-GAAP financial measure. Total liquidity is calculated as cash and cash equivalents and amount available under the corporate credit facility. 2021 Consolidated FCF1 & Cash Provided by Operating Activities (US$M) 2021 FCF from Mine Ops1 & Cash Provided by Mine Ops (US$M) Centerra Gold has a strong track record of beating gold production guidance. In 2021, Centerra recorded net earnings from continuing operations of $447M or $1.51 per common share (basic). Mount Milligan Öksüt Consolidated 202 269 112 132 178 271 178 2021 271 G Increased gold mineral resources at Mount Milligan Mine by ~1.4M oz. and copper mineral resources by 453M lbs at Mount Milligan Mine2. G FCF1 G Cash provided by operating activities 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 4

STRONG.RESILIENT. ON-TRACK. CEO’S MESSAGE CENTERRA’S AIM IS TO MEANINGFULLY GROW our low-cost operating portfolio, while building a great place to work, with care and consideration for the environment and the communities in which the Company operates. Centerra aims to achieve this overall strategy through the following strategic imperatives: - Driving growth: Identifying, critically evaluating, and executing targeted growth opportunities to ensure the organization is best positioned for sustainable growth and value-creation. - Optimizing existing assets: Leveraging the Company’s existing operations with consistent performance, focusing on activities that generate the most value. - Creating a great place to work: Attracting, retaining, and developing diverse, skilled talent to create a collaborative and inclusive environment. - Improving the Company’s environmental social governance (“ESG”) proﬁle: Maintaining and enhancing value for all of Centerra’s stakeholders by embedding ESG principles across the enterprise throughout the mine life cycle and by delivering on the Company’s targets. 2021 was a pivotal year for Centerra. As a result of our continued strong operational performance and low-cost operating proﬁle, we have a strong debt-free balance sheet and signiﬁcant cash on hand, empowering an internally funded business model. Our well-established record of delivering results speaks to the quality of our assets and gives us conﬁdence in our outlook at our core operations and the bright path ahead. As always, health and safety remain our top priority. With the ongoing pandemic, we have maintained rigorous health protocols at all of our mines to help prevent the spread of COVID-19. We continue to provide vaccination clinics for all employees and contractors at our Mount Milligan and Öksüt mines, and the majority of our site employees have been vaccinated, with booster shots now available. Mount Milligan and Öksüt paved the way for our strong operating performance in 2021. Record performance at Mount Milligan and a strong ﬁrst full calendar year of operations at Öksüt enabled us to achieve the upper end of our gold production guidance, producing more than 308,000 ounces at gold production costs of $604 per ounce and all-in sustaining costs on a by-product basis1 of $649 per ounce sold, making our low-cost operating proﬁle one of the most competitive amongst our peer group. STRONG. RESILIENT. ON-TRACK. Öksüt mine achieved two million work hours without a lost time injury in 2021. Copper production costs of $1.51/lb at Mount Milligan. Mount Milligan and Öksüt paved the way for our STRONG operating performance. 1) Non-GAAP financial measures and ratios. See "Non-GAAP and Other Financial Measures" section of the Company's Q4 MD&A (refer to pp. 43-45). 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 5

Mount Milligan throughput in 2021 was the highest since operations began in 2014. In 2021, gold production of 196,438 ounces was at the upper end of the guidance range, and copper production of 73.3 million pounds was within the guidance range, while gold production costs were $683 per ounce and an all-in-sustaining cost on a by-product basis1 of $508 per ounce were lower than the low end of its all-in-sustaining cost guidance. Öksüt favourably outperformed both its gold production and cost guidance, achieving 111,703 ounces of gold production at gold production costs of $457 per ounce and an all-in sustaining cost on a by-product basis 1 of $668 per ounce sold. Öksüt has generated more than US$200 million of positive free cash ﬂow in less than two years of operation, already paying back the full cost of our investment. Financially, in 2021, Centerra recorded net earnings from continuing operations of $447 million or $1.51 per common share (basic). Company-wide, we generated $271 million in cash provided by operating activities from continuing operations and $178 million of free cash ﬂow from continuing operations1. We ended the year with a strong debt-free balance sheet including more than $1.3 billion of liquidity (cash of $947 million and an undrawn $400 million corporate credit facility). With respect to the Kumtor Mine, we are pleased to have closed the agreement to sell our business interests in the Kyrgyz Republic to Kyrgyzaltyn JSC and exit the country. We expect this transaction to provide considerable value to Centerra’s stakeholders while allowing us to move forward with a renewed focus on our core operations and commit our full attention and energy to the opportunities ahead. We remain committed to responsible mining and will continue to instill our ESG principles across the enterprise and throughout the mine life cycle to deliver on our targets. In 2021, we continued our focus on safety leadership training and awareness; we completed external assurance on our Scope 1 and Scope 2 greenhouse gas emissions at both Mount Milligan and Öksüt; and we continued to progress on our Year 2 Responsible Gold Mining Principles Requirements. In 2021, we were co-recipients, with Chu Cho Environmental, of the B.C. Mine Reclamation Award for our ongoing research into innovative techniques to solve reclamation, remediation and ecological restoration questions at Mount Milligan. Total liquidity2 $1,347M As at December 31, 2021 At Mount Milligan, life of mine planning work continues with a new technical report expected in 2022. Our focus on lowering costs at the Öksüt Mine continue. Centerra Gold Inc. Annual Report 2021 We know our success depends on our RESILIENCE, ability to adapt and history of delivering sustainable value for all stakeholders. 1) Non-GAAP financial measures and ratios. See "Non-GAAP and Other Financial Measures" section of the Company's Q4 MD&A (refer to pp. 43-45).7 2) Non-GAAP financial measure. Total liquidity is calculated as cash and cash equivalents and amount available under the corporate credit facility. 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 6

We also recognize that the mining industry needs to be more diverse, and we are taking action to make important and lasting changes. We carried out a 15-month current state assessment and our Board of Directors set a target of 30% female representation on our workforce and among the executive ofﬁcer group by 2026. As we look ahead, we will look to maximize our strengths with an eye toward sustainable growth and value creation. We will continue to invest in both greenﬁeld and brownﬁeld exploration, with increased drilling programs at Mount Milligan and Öksüt where we have seen promising results. Greenﬁeld and generative exploration activities will focus on our existing properties and joint ventures in Canada, Turkey and the United States. In February 2022, we announced the acquisition of Gemﬁeld Resources LLC., owner of the Goldﬁeld District Project (“Goldﬁeld”) in Nevada, USA. We are excited to be adding this high-quality development project and its substantial Tier 1 jurisdiction land package to our portfolio. Similar to our Öksüt Mine, Goldﬁeld will be a heap leach mine, with low initial capital outlay and low projected production costs. Our exploration and operational teams have experience of an asset of this kind, and I feel conﬁdent that they will be able to successfully develop and execute on this project in the coming years, delivering another source of meaningful cash ﬂow to Centerra. Given the current strength of our balance sheet together with our projected free cash ﬂow in 2022, acquiring Goldﬁeld leaves Centerra in a position of ﬂexibility to deliver on other shareholder friendly capital return initiatives that will be under consideration over time. I am proud of our team and all that we have achieved together over the past year and look forward to successful years ahead. Scott G. Perry President and Chief Executive Officer STRONG.RESILIENT. ON-TRACK. We are ON-TRACK to bring our strategy & vision to fruition. ~32,000 m of brownﬁeld exploration drilling at Öksüt in 2021. The Company has allocated ~$35-$45 million for exploration activities in 2022. The 2022 acquisition of Goldfield adds a high-quality, open-pit, heap-leach development project to Centerra’s portfolio. 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 7

FINANCIAL HIGHLIGHTS (continuing operations basis, except as noted) 2021 2020 Cash and cash equivalents $ 947 $ 545 Total Assets $ 2,677 $ 3,136 Revenue $ 900 $ 721 Production costs $ 488 $ 410 Exploration $ 37 $ 47 Corporate Administration $ 26 $ 32 Earnings from mine operations $ 292 $ 216 Net earnings from continuing operations $ 447 $ 16 Adjusted net earnings from continuing operations (1) $ 149 $ 70 Net earnings (loss) from discontinued operations $ (829) $ 392 Net earnings (loss) (2) $ (382) $ 409 Adjusted net earnings (1)(2) $ 234 $ 462 Cash provided by operating activities from continuing operations $ 271 $ 272 Free cash ﬂow from continuing operations (1) $ 178 $ 169 Adjusted free cash ﬂow from continuing operations (1) $ 193 $ 169 Cash provided by operating activities from discontinued operations $ 144 $ 658 Net cash ﬂow from discontinued operations (3) $ 48 $ 429 Additions to property, plant and equipment (“PP&E”) $ 119 $ 141 Capital expenditures - total (1) $ 93 $ 111 Sustaining capital expenditures (1) $ 88 $ 57 Non-sustaining capital expenditures (1) $5$ 54 Net earnings from continuing operations per common share - basic (4) $ 1.51 $ 0.05 Net earnings (loss) per common share - $/share basic (2)(4) $ (1.29) $ 1.39 Adjusted net earnings from continuing operations per common share - basic (1)(4) $ 0.50 $ 0.24 Adjusted net earnings per common share - $/share basic (1)(2)(4) $ 0.79 $ 1.57 Gold produced (oz) 308,141 267,923 Gold sold (oz) (5) 314,757 259,603 Copper produced (000s lbs) 73,275 82,816 Copper sold (000s lbs) 78,017 80,477 Gold production costs ($/oz) $ 604 $ 615 All-in sustaining costs on a by-product basis ($/oz) (1) $ 649 $ 718 All-in costs on a by-product basis ($/oz) (1) $ 785 $ 1,116 Gold - All-in sustaining costs on a co-product basis ($/oz) (1) $ 891 $ 954 Average realized gold price ($/oz ) (6) $ 1,485 $ 1,508 Average realized copper price ($/lb) (6) $ 3.59 $ 2.92 1) Non-GAAP financial measures and ratios. See "Non-GAAP and Other Financial Measures" section of the Company's Q4 MD&A (refer to pp. 43-45). 2) Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021. 3) Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations. 4) As at December 31, 2021, the Company had 297,064,750 common shares issued and outstanding, of which 26.1% were held by Kyrgyzaltyn JSC. 5) Includes 6,654 ounces of gold in 2020, which were sold prior to achieving commercial production at the Öksüt Mine on May 31, 2020. 6) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges. FINANCIAL & OPERATING HIGHLIGHTS Centerra Gold Inc. Annual Report 2021 410_FINAL_OK_pre-press_August 12_445 pm_CenterraAR_2021 2022-08-15 7:41 PM Page 8

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of February 24, 2022 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve month periods ended December 31, 2021 in comparison with the corresponding periods ended December 31, 2020. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for the year ended December 31, 2021, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/ edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.

Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2022 Outlook and 2022 Guidance, including outlook on production (including the timing thereof), cost, free cash flow and capital spend in 2022, and the assumptions used in preparing such guidance and outlook, including those discussed under “2022 Material Assumptions”; the impact of the seizure of the Kumtor Mine on the Company’s other operations and businesses; the outcome of arbitration and other proceedings initiated by the Company regarding the unlawful seizure by the Kyrgyz Government of the Kumtor Mine in May, 2021, or the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine, or the outcome of any future discussions or negotiations to resolve any or all of the disputes relating to the Kumtor Mine and the potential terms and conditions (including legal and regulatory requirements and approvals in connection therewith) of any such resolution; possible impacts to its operations relating to COVID-19; the Company’s expectation regarding having sufficient water at Mount Milligan in the medium-term for its targeted throughput and its plans for a long-term water solution; the Company’s continued evaluation of potential activity at the Kemess East Project; expectations regarding the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan; expectations regarding the future joining of the Keltepe North and Keltepe Northwest deposits; the Company’s expectations regarding exploration results in connection with the Sivritepe Project and 2XFred Project; expectations in respect of the acquisition of Gemfield Resources LLC, owner of the Goldfield District Project (the “Goldfield Project”), including the completion and the anticipated benefits and strategic rationale of the transaction and future prospects in respect of the Goldfield Project; the Company’s expectations of adequate liquidity and capital resources for 2022; and, expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Centerra Gold Inc. Annual Report 2021	1

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company, including the potential failure to negotiate a mutually-acceptable outcome of disputes relating to the Kumtor Mine and any negotiations or resolution between Centerra and the Kyrgyz Republic and the potential terms and conditions (including legal and regulatory requirements and approvals in connection therewith) of any such resolution; risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic and/or Kyrgyzaltyn JSC (“Kyrgyzaltyn”) or that such claims may not be practically enforceable against the Kyrgyz Republic and/or Kyrgyzaltyn; risks related to the continued imposition by the Kyrgyz Government of external management on the Company’s wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”) or the prolongation of such external management, including risks that the external manager materially damages the Kumtor Mine’s operations; the inability of the external management of KGC to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Republic Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the investment agreements governing the Kumtor Mine and not take any expropriation action against the Kumtor Mine; risks that the Kyrgyz Government undertake further unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; completion of the acquisition of the Goldfield Project in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements in respect thereof, management’s assessment of the effects of the successful completion of the proposed acquisition of the Goldfield Project and the making of a determination to proceed with the development of the Goldfield Project on terms acceptable to Centerra; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold- copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding or COVID-19, respectively); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 25, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Centerra Gold Inc. Annual Report 2021	2

TABLE OF CONTENTS

Overview	4
Overview of Consolidated Financial and Operational Highlights	6
Overview of Consolidated Results	7
Outlook	9
Recent Events and Developments	14
Risks That Can Affect Centerra's Business	18
Market Conditions	20
Financial Performance	22
Financial Instruments	25
Balance Sheet Review	26
Liquidity and Capital Resources	27
Contractual Obligations	28
2022 Liquidity and Capital Resources Analysis	29
Operating Mines and Facilities	29
Discontinued Operations	40
Quarterly Results – Previous Eight Quarters	41
Related Party Transactions	41
Accounting Estimates, Policies and Changes	42
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	42
Non-GAAP and Other Financial Measures	43
Mineral Reserves and Mineral Resources	50
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	51

Centerra Gold Inc. Annual Report 2021	3

Overview

Vision and Strategy

Centerra’s vision is to build a team-based culture of excellence that responsibly delivers sustainable value and growth.

Centerra aims to meaningfully grow its low-cost operating portfolio, while building a great place to work, with care and consideration for the environment and the communities in which the Company operates. Centerra aims to achieve this overall strategy through the following strategic imperatives:

•	Driving growth: Identifying, critically evaluating, and executing targeted growth opportunities to ensure the organization is best positioned for sustainable growth and value-creation.

•	Optimizing existing assets: leveraging the Company’s existing operations with consistent performance, focusing on activities that generate the most value.

•	Creating a great place to work: attracting, retaining, and developing diverse skilled talent to create a collaborative and inclusive environment.

•	Improving the Company’s environmental social governance (“ESG”) profile: maintaining and enhancing value for all of Centerra’s stakeholders by embedding ESG principles across the enterprise throughout the mine life cycle and by delivering on the Company’s targets.

Centerra Gold Inc. Annual Report 2021	4

Centerra’s Business

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Turkey (the “Öksüt Mine”). The Company also owns the pre-development stage Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States. The Company owns and operates a Molybdenum business unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines in care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). Although the Company remains the rightful owner of KGC, the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii)  the Company recognized a loss on the change of control in the second quarter of 2021 and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements.

As of December 31, 2021, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
AuRico Metals Inc.	Kemess Project - Canada	Pre-development	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
Kumtor Gold Company CJSC	Kumtor Mine - Kyrgyz Republic	Discontinued operation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of February 24, 2022, there are 297,233,839 common shares issued and outstanding, options to acquire 3,076,614 common shares outstanding under the Company’s stock option plan, and 933,718 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares). Based on its public filings, as of February 24, 2022, Kyrgyzaltyn beneficially owned 77,401,766 common shares of the Company.

Centerra Gold Inc. Annual Report 2021	5

Overview of Consolidated Financial and Operating Highlights

	Three months ended December 31			Year ended December 31
			%			%
($millions, except as noted)	2021	2020	Change	2021	2020	Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	251.1	212.1	18%	900.1	721.3	25%
Production costs	132.0	99.2	33%	487.7	410.0	19%
Depreciation, depletion, and amortization	31.0	25.0	24%	120.5	95.8	26%
Earnings from mine operations	88.1	87.9	0%	292.0	215.5	35%
Net earnings from continuing operations	274.9	31.6	770%	446.9	16.1	2669%
Adjusted net earnings from continuing operations(1)	35.4	40.9	(13)%	149.3	69.5	115%
Net earnings (loss) from discontinued operations	—	63.6	(100)%	(828.7)	392.4	(311)%
Net earnings (loss)(2)	274.9	95.2	189%	(381.8)	408.5	193%
Adjusted net earnings(1)(2)	35.4	104.5	(66)%	233.6	461.9	(49)%
Cash provided by operating activities from continuing operations	61.8	84.3	(27)%	270.9	272.4	(1)%
Free cash flow from continuing operations(1)	38.7	48.7	(21)%	178.4	168.9	6%
Adjusted free cash flow from continuing operations(1)	44.0	48.7	(10)%	192.6	168.9	14%
Cash provided by operating activities from discontinued operations	—	97.6	(100)%	143.9	657.6	(78)%
Net cash flow from discontinued operations(3)	—	28.1	(100)%	47.8	428.9	(89)%
Additions to property, plant and equipment (“PP&E”)	46.9	65.8	(29)%	118.9	140.7	(15)%
Capital expenditures - total(1)	28.1	40.4	(30)%	93.3	110.7	(16)%
Sustaining capital expenditures(1)	25.7	28.0	(8)%	88.0	57.0	54%
Non-sustaining capital expenditures(1)	2.4	12.4	(81)%	5.3	53.7	(90)%
Net earnings from continuing operations per common share - basic(4)	0.93	0.11	764%	1.51	0.05	2651%
Net earnings (loss) per common share - $/share basic(2)(4)	0.93	0.32	186%	(1.29)	1.39	(193)%
Adjusted net earnings from continuing operations per common share - basic(1)(4)	0.12	0.14	(14)%	0.50	0.24	113%
Adjusted net earnings per common share - $/share basic(1)(2)(4)	0.12	0.35	(66)%	0.79	1.57	(50)%
Operating highlights (continuing operations basis)
Gold produced (oz)	91,197	82,044	11%	308,141	267,923	15%
Gold sold (oz)(5)	90,312	73,309	23%	314,757	259,603	21%
Average market gold price ($/oz)(6)	1,795	1,876	(4)%	1,799	1,772	2%
Average realized gold price ($/oz )(7)	1,504	1,650	(9)%	1,485	1,508	(2)%
Copper produced (000s lbs)	16,993	20,376	(17)%	73,275	82,816	(12)%
Copper sold (000s lbs)	17,184	18,975	(9)%	78,017	80,477	(3)%
Average market copper price ($/lb)(6)	4.40	3.27	35%	4.23	2.80	51%
Average realized copper price ($/lb)(7)	3.59	2.79	29%	2.92	2.22	32%
Molybdenum sold (000s lbs)	2,361	3,610	(35)%	11,461	13,667	(16)%
Average market molybdenum price ($/lb)	18.89	9.01	110%	15.98	8.68	84%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	550	537	2%	604	615	(2)%
All-in sustaining costs on a by-product basis ($/oz)(1)	591	813	(27)%	649	718	(10)%
All-in costs on a by-product basis ($/oz)(1)	732	1,144	(36)%	785	1,116	(30)%
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	829	1,070	(23)%	891	954	(7)%
Copper production costs ($/lb)	1.79	1.31	37%	1.51	1.24	22%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.34	1.80	30%	1.94	1.48	31%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3)	Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4)	As at December 31, 2021, the Company had 297,064,750 common shares issued and outstanding, of which 26.1% were held by Kyrgyzaltyn.
(5)	Includes 6,654 ounces of gold in 2020, which were sold prior to achieving commercial production at the Öksüt Mine on May 31, 2020.
(6)	Average for the period as reported by the London Bullion Market Association (“LBMA”) US-dollar Gold P.M. Fix Rate and London Metal Exchange (“LME”).
(7)

This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units metal sold and includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Centerra Gold Inc. Annual Report 2021	6

Overview of Consolidated Results

Although the Company remains the rightful legal owner of KGC, due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three months and year ended December 31, 2021 and 2020. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth Quarter 2021 compared to Fourth Quarter 2020

Net earnings of $274.9 million were recognized in the fourth quarter of 2021, compared to net earnings from continuing operations of $31.6 million in the fourth quarter of 2020. The increase in net earnings was primarily due to a $117.3 million impairment reversal at the Mount Milligan Mine (net of tax), the recognition of a $144.0 million deferred tax asset related to the Mount Milligan Mine and a $25.0 million incremental gain recognized on the sale of the Company’s interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”). The increase was partially offset by higher current income tax expense related to the Öksüt Mine. The Company did not report any earnings related to discontinued operations in the fourth quarter of 2021. Net earnings from discontinued operations were $63.6 million in the fourth quarter of 2020.

Adjusted net earningsNG of $35.4 million were recognized in the fourth quarter of 2021, compared to adjusted net earningsNG from continuing operations of $40.9 million in the fourth quarter of 2020. The slight decrease in adjusted net earningsNG was primarily due to a decrease in gold sold at the Öksüt Mine and a decrease in the copper sold at the Mount Milligan Mine, partially offset by an increase in gold sold at the Mount Milligan Mine.

The most significant adjusting items to net earnings in the fourth quarter of 2021 were:

•	$11.3 million in legal and other costs directly related to the seizure of the Kumtor Mine;
•	$24.2 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
•	$132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
•	$117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
•	$25.0 million gain on the sale of the Greenstone project as a result of the construction decision milestone at the Greenstone project, triggering an additional payment to the Company by no later than December 2023.

The most significant adjusting item to net earnings from continuing operations in the fourth quarter of 2020 was a $9.3 million reclamation provision revaluation expense at sites on care and maintenance in Molybdenum BU, primarily due to a decrease in the discount rate being applied to the estimated future reclamation cash flows.

Cash provided by operating activities was $61.8 million in the fourth quarter of 2021, compared to cash provided by operating activities from continuing operations of $84.3 million in the fourth quarter of 2020. The decrease in cash provided by operating activities was primarily due to an unfavourable working capital change at the Molybdenum BU from an increase in product inventory held and a higher average molybdenum price and an increase in income taxes paid of $9.6 million, primarily related to the Öksüt Mine. The Company did not report any cash flows related to discontinued operations in the fourth quarter of 2021. Cash provided by operating activities from discontinued operations was $97.6 million in the fourth quarter of 2020.

Free cash flowNG of $38.7 million was recognized in the fourth quarter of 2021, compared to free cash flowNG from continuing operations of $48.7 million in the fourth quarter of 2020. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities, partially offset by slightly lower sustaining capital expendituresNG.

Centerra Gold Inc. Annual Report 2021	7

Year ended December 31, 2021 compared to 2020

A net loss of $381.8 million was recognized in 2021, compared to net earnings of $408.5 million in 2020. The decrease was primarily due to the loss of $926.4 million recognized on the change of control of the Kumtor Mine and a full year of earnings from the Kumtor Mine in 2020, compared to four and half months in 2021. Net earnings from continuing operations of $446.9 million were recognized in 2021, compared to $16.1 million in 2020. The increase was primarily due to a $117.3 impairment reversal at the Mount Milligan Mine (net of tax), the recognition of a $144.0 million deferred tax asset related to the Mount Milligan Mine, a gain of $97.3 million on the sale of the Company’s interest in the Greenstone Partnership, an increase in earnings from mine operations at the Mount Milligan Mine and the Molybdenum BU and a decrease in reclamation expense at sites placed on care and maintenance. The increase was partially offset by higher tax expense resulting from both the gain on the sale of the Company’s interest in the Greenstone Partnership and higher income tax expense related to the Öksüt Mine.

Adjusted net earningsNG were $233.6 million in 2021, compared to adjusted net earningsNG of $461.9 million in 2020. The difference is primarily due to the inclusion of earnings from operations from the Kumtor Mine up to the loss of control on May 15, 2021 of $84.4 million, compared to a full year of earnings from operations from the Kumtor Mine in 2020 of $394.3. Adjusted net earningsNG from continuing operations in 2021 were $149.3 million, compared to $69.5 million in 2020.

Significant adjusting items to net loss in 2021 include:

•	$926.4 million loss on the change of control of the Kumtor Mine;
•	$27.5 million of legal and other related costs directly related to the seizure of the Kumtor Mine;
•	$24.1 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in the estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
•	$132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
•	$117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine;
•	$97.3 million gain on the sale of the Greenstone Partnership; and
•	$15.3 million gain from the discontinuance of the Kumtor Mine’s fuel hedging instruments.

The most significant adjusting item to net earnings in 2020 was a $53.4 million reclamation provision revaluation expense at sites on care and maintenance related to the Molybdenum BU, resulting solely from the movement in the discount rate being applied to the estimated future reclamation cash flows.

Cash provided by operating activities from continuing operations was $270.9 million in 2021, compared to $272.4 million in 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU from an increase in product inventory held at a higher average molybdenum price, a decrease in earnings from mine operations at the Öksüt Mine and an increase in income taxes paid of $17.2 million in 2021 compared to income taxes refunded of $18.5 million in 2020. Partially offsetting the decrease was an increase in earnings from mine operations and a more favourable change in working capital at the Mount Milligan Mine from the timing of vendor payments between periods.

Free cash flowNG from continuing operations of $178.4 million was recognized in 2021 compared to $168.9 million in 2020. The increase in free cash flowNG from continuing operations was due to lower spending at the Kemess Project as well as no spending at the Greenstone project which was divested in January 2021, partially offset by higher sustaining capital expendituresNG at the Öksüt Mine primarily due to heap leach expansion and capitalized drilling costs.

Centerra Gold Inc. Annual Report 2021	8

2022 Outlook

The Company’s 2022 outlook and comparative actual results for 2021 are set out in the following table and exclude information related to the Goldfield Project:

		Mount Milligan(1)		Öksüt		Consolidated(2)
(on continuing operations basis)	Units	2021	2022 Guidance	2021	2022 Guidance	2021	2022 Guidance
Production
Unstreamed gold production	(Koz)	127	123 - 136	112	210 - 240	239	333 - 376
Streamed gold production	(Koz)	69	67 - 74	—	—	69	67 - 74
Total gold production(3)	(Koz)	196	190 - 210	112	210 - 240	308	400 - 450
Unstreamed copper production	(Mlb)	59	57 - 65	—	—	59	57 - 65
Streamed copper production	(Mlb)	14	13 - 15	—	—	14	13 - 15
Copper production(3)	(Mlb)	73	70 - 80	—	—	73	70 - 80
Costs
Gold production costs	($/oz)	683	675 - 725	457	300 - 350	604	500 - 550
All-in sustaining costs on a by-product basisNG	($/oz)	508	575 - 625	668	425 - 475	649	600 - 650
All-in costs on a by-product basisNG	($/oz)	556	600 - 650	694	450 - 500	785	700 - 750
All-in sustaining costs on a co-product basisNG	($/oz)	883	900 - 950	668	425 - 475	891	750 - 800
Copper production costs	($/lb)	1.51	1.70 - 1.85	—	—	1.51	1.70 - 1.85
All-in sustaining costs on a co-product basisNG	($/lb)	1.94	2.40 - 2.55	—	—	1.94	2.40 - 2.55
Capital Expenditures
Additions to PP&E	($M)	83.7	70 - 75	24.9	20 - 25	118.9	95 - 105
Total Capital ExpendituresNG	($M)	70.8	70 - 75	19.6	20 - 25	93.3	95 - 105
Sustaining capitalNG	($M)	66.7	65 - 70	18.8	20 - 25	88.0	90 - 100
Non-sustaining capitalNG	($M)	4.1	5	0.8	—	5.3	5
Other Costs
Kemess Project	($M)	—	—	—	—	14.1	13 - 15
Molybdenum BU	($M)	—	—	—	—	39.8	15 - 20
Exploration(4)	($M)	—	—	—	—	37.4	35 - 45
Corporate administration	($M)	—	—	—	—	27.1	40 - 45
Depreciation, depletion and amortization	($M)	83.9	95 - 105	30.2	45 - 50	120.5	150 - 165
Current income taxes	($M)	—	—	—	—	40.1	85 - 100
Cash Flows
Cash provided by operating activities	($M)	—	—	—	—	270.9	300 - 350
Free cash flowNG	($M)	—	—	—	—	178.4	200 - 250

(1)	The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,700 per ounce and market copper price of $4.00 per pound, Mount Milligan Mine’s average realized gold and copper price for 2022 would be $1,257 per ounce and $3.36 per pound, respectively.

(2)	Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.

(3)	Gold and copper production at the Mount Milligan Mine assumes recoveries of 69% and 81%, respectively, and 72% gold recovery at the Öksüt Mine. 2022 gold ounces and copper pounds sold are expected to be consistent with production.

(4)	Includes both expensed and capitalized exploration costs and excludes business development expenses. Capitalized exploration costs are included in the sustaining capital expendituresNG.

Centerra Gold Inc. Annual Report 2021	9

Production Profile

Centerra’s 2022 gold production is expected to be between 400,000 to 450,000 ounces, compared to 308,141 ounces produced in 2021.

Mount Milligan Mine’s 2022 production is expected to be consistent with 2021. Gold production is expected to be in the range of 190,000 to 210,000 ounces compared to 196,438 ounces produced in 2021. Copper production is expected to be in the range of 70 to 80 million pounds compared to 73 million pounds produced in 2021. Gold and copper production is expected to be back-end weighted in 2022, with the first half of the year representing approximately 40% of the 2022 annual metal production total while the second half of the year will represent approximately 60% of the 2022 annual metal production total. The changes to expected gold and copper production at the Mount Milligan Mine are due to mine sequence.

At the Öksüt Mine, 2022 gold production is expected to increase to the range of 210,000 to 240,000 ounces compared to 111,703 ounces produced in 2021. Gold production is expected to be back-end weighted in 2022, with the first half of the year representing approximately 40% of the 2022 annual gold production total while the second half of the year will represent approximately 60% of the 2022 annual gold production total. The average grade of ore stacked to the heap leach pad in 2022 is expected to be approximately 2.30 g/t compared to 1.54 g/t in 2021. Gold production guidance assumes that mining will continue at the Keltepe pit and the Güneytepe pit and assumes the receipt of permits from local authorities mid-2022.

Cost Profile

Gold production costs are expected to be in the range of $500 to $550 per ounce in 2022, a reduction from $604 per ounce in 2021, primarily due to higher gold sales at the Öksüt Mine. Mount Milligan Mine’s gold production costs are expected to be in the range of $675 to $725 per ounce in 2022, compared to $683 per ounce in 2021 as higher mining, milling and site administration costs are expected to be partially offset by a higher allocation of costs to copper. Gold production costs at the Öksüt Mine are expected to be in the range of $300 to $350 per ounce in 2022, a significant decrease compared to $457 per ounce in 2021, primarily due to an increase in gold production, partially offset by slightly higher operating costs, including higher royalty costs due to higher revenue.

Copper production costs at the Mount Milligan Mine are expected to be $1.70 to $1.85 per pound in 2022, an increase from $1.51 per pound of copper in 2021. The increase in copper production costs is due to higher mining, milling and site administration costs at the mine, and a higher allocation of these costs to copper in 2022.

Consolidated all-in sustaining costs on a by-product basisNG are expected to be in the range of $600 to $650 per ounce, compared to $649 per ounce in 2021. Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG are expected to be in the range of $575 to $625 per ounce in 2022 compared to $508 per ounce in 2021, primarily due to higher production costs. The expected increase in production costs at the Mount Milligan Mine is primarily due to inflationary pressure. In 2021, the Mount Milligan Mine benefited from significant levels of inventory purchased at lower cost in 2020, which insulated the Company from the impacts of COVID-19 and inflation. The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG are expected to be in the range of $425 to $475 per ounce, a significant decrease compared to $668 per ounce in 2021 due to an increase in gold ounces sold, partially offset by higher operating costs. Consolidated all-in sustaining costs on a by-product basis per ounceNG are estimated to be in the range of $600 to $650 per ounce for 2022 compared to $649 per ounce in 2021, which reflect higher operating costs at the Mount Milligan Mine, higher corporate administration costs, offset by a significant increase in ounces sold for the Öksüt Mine.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $700 to $750 per ounce, a decrease compared to $785 in 2021. The Mount Milligan Mine’s all-in costs on a by-product basisNG are expected to be in the range of $600 to $650 per ounce in 2022 compared to $556 per ounce in 2021. The all-in costs on a by-product basis per ounceNG at the Mount Milligan Mine are expected to increase in 2022 due to higher operating costs compared to 2021. The Öksüt Mine’s all-in costs on a by-product basisNG are forecasted to be in the range of $450 to $500 per ounce, a significant decrease compared to $694 per ounce in 2021 due to an increase in gold ounces sold, partially offset by higher operating costs.

Centerra Gold Inc. Annual Report 2021	10

Capital Expenditures

Additions to PP&E, which is a GAAP figure, include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases while capital expendituresNG, comprised of sustaining capital expendituresNG and non-sustaining capital expendituresNG, which are non-GAAP measures and exclude them. Consolidated additions to PP&E in 2022 are expected to be in the range of $95 to $105 million compared to $118.9 million in 2021. Total capital expendituresNG in 2022 are expected to be in the range of $95 to $105 million, consistent with 2022 expected additions to PP&E and slightly higher than 2021 capital expendituresNG of $93.3 million, primarily due to a slight increase in sustaining capital expenditures at the Öksüt Mine.

Sustaining capital expendituresNG in 2022 are expected to be $90 to $100 million, a slight increase from $88 million in 2021. Sustaining capital expendituresNG in 2022 at the Mount Milligan Mine are estimated to be in the range of $65 to $70 million, in line with $66.7 million in 2021 and relate primarily to the tailings storage facility (“TSF”) costs, major overhauls and water management costs. Sustaining capital expendituresNG in 2022 at the Öksüt Mine are expected to be $20 to $25 million compared to $18.8 million in 2021 and relate primarily to the heap leach expansion, improvements to the absorption, desorption and recovery (“ADR”) plant, capitalized stripping costs and other site support equipment costs.

Non-sustaining capital expendituresNG in 2022 are consistent with prior year and relate to the Stage Flotation Reactors (“SFR”) project to improve future metal recoveries at the Mount Milligan Mine, which is expected to be commissioned in the first half of 2022.

Molybdenum Business Unit

In 2022, care and maintenance expenses and reclamation expenditures related to the Molybdenum BU are estimated to be between $20 and $25 million, including approximately $5 to $7 million of reclamation expenditures at the Endako Mine. In 2021, the Company incurred $14.6 million of care and maintenance expenses related to the Molybdenum BU and $1.0 million of reclamation expenditures at the Endako Mine. 2022 care and maintenance costs are expected to be partially offset by the cash generated by the Langeloth metallurgical processing facility. The net cash required to maintain the Molybdenum BU is expected to be in the range of $15 to $20 million, compared to $39.8 million in 2021. The Company’s assumed molybdenum price for 2022 is $17 per pound compared to average market price of $16 per pound in 2021.

Exploration Expenditures

	Mount Milligan		Öksüt		Other		Consolidated
($millions)	2021	2022 Guidance	2021	2022 Guidance	2021	2022 Guidance	2021	2022 Guidance
Exploration
Expensed	$6	$6	$2	$5	$24	$18 - $28	$32	$29 - $39
Capitalized(1)	$3	$6	$2	—	—	—	$5	$6
	$9	$12	$4	$5	$24	$18 - $28	$37	$35 - $45

(1)     Included in sustaining capital expendituresNG.

Planned exploration expenditures for 2022 are expected to be between $35 million and $45 million, including approximately $17 million for exploration at our existing mine sites and the balance for greenfield and generative exploration programs at other locations. At the Mount Milligan Mine, exploration activities are focused on extending resources and reserves below the current ultimate pit boundary by testing the width and continuity of a corridor of high- grade mineralization in the MBX stock footwall. At the Öksüt Mine, the key objectives for drilling activities in 2022 include expanding oxide gold resources at the Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits. Greenfield exploration programs will focus on expanding and enhancing existing portfolio of projects in the US, Canada, Turkey, Finland and other global locations which include $3 million for the Sivritepe project in Turkey.

In addition to the exploration expenditures identified above, the Company expects to incur $15 to $20 million in relation to the exploration activities at the Goldfield Project in 2022.

Centerra Gold Inc. Annual Report 2021	11

Corporate Administration

Corporate and administration expenses for 2022 are expected to be in the range of $40 to $45 million (including $8 million to $10 million of stock-based compensation expense). Corporate and administration expenses in 2021 were $27.1 including stock-based compensation expense of $1.3 million. The corporate and administration expenses are expected to be higher in 2022 compared to 2021 due to higher stock-based compensation expense, higher travel and personnel costs assuming a return to in-office work arrangements and lifting of public health measures and travel advisories, higher consulting costs related to corporate initiatives, including implementation of new enterprise resource planning software and higher insurance costs.

Depreciation, Depletion and Amortization

Consolidated depreciation, depletion, and amortization (“DD&A”) expense included in costs of sales expense for 2022 is expected to be in the range of $150 to $165 million, an increase compared to $120.5 million in 2021, primarily due to the increased PP&E depreciable balance from the reversal of an impairment at the Mount Milligan Mine in the fourth quarter of 2021. Mount Milligan Mine’s DD&A expense is expected to be $95 to $105 million, and Öksüt Mine’s DD&A expense is expected to be $45 to $50 million in 2022.

Taxes

Income tax in relation to the Öksüt Mine is estimated to be between $80 to $90 million, reflecting a 23% income tax rate, as well as withholding tax on expected repatriation of earnings. The higher 2022 tax expense at the Öksüt Mine reflects the full utilization of the Investment Incentive Certificate by the end of 2021. The Mount Milligan Mine is subject to British Columbia mineral tax which is forecast to be between $5 and $10 million.

Cash Flow Profile

The Company expects higher cash generation in 2022 compared to cash generation from continuing operations in 2021. In 2022, consolidated cash provided by operating activities and free cash flowNG are expected to be in the range of $300 to $350 million and $200 to $250 million, respectively. Consolidated cash provided by operating activities and free cash flowNG from continuing operations in 2021 were $270.9 million and $178.4 million, respectively. The increase in cash generation from continuing operations in 2022 compared to 2021, is primarily due to an increase in gold ounces sold at the Öksüt Mine, partially offset by higher production costs at both mines, an increase in sustaining capital expendituresNG at the Öksüt Mine, higher cash taxes at the Öksüt Mine and higher corporate administration spending.

2022 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2022, after giving effect to the hedges in place as at December 31, 2021, include the following:

•	a market gold price of $1,700 per ounce and an average realized gold price at the Mount Milligan Mine of $1,257 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold for $435 per ounce).

•	a market copper price of $4.00 per pound and an average realized copper price at the Mount Milligan Mine of $3.36 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne).

•	a molybdenum price of $17.00 per pound.

•	exchange rates: $1USD:$1.26 CAD; $1USD:13.0 Turkish lira; with a Turkish inflation assumption of 36%.

•	diesel fuel price assumption: $0.72/litre (CAD$0.91/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Centerra Gold Inc. Annual Report 2021	12

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2022 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2022 are forward- looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF. The costs and cash flow impact associated with continued litigation and/or potential settlement of the Kumtor Mine dispute have not been incorporated into the 2022 guidance.

2022 Sensitivities

Centerra’s revenues, earnings, and cash flows for 2022 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows.

				Impact on ($millions)			Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	All-in sustaining costs on a by-product basis per ounceNG
Gold price	$50/oz	1.5 - 4.0	—	16.5 - 19.0	12.5 - 17.5	12.5 - 17.5	4.0 - 5.0
Copper price(1)	10%	0.2 - 0.4	—	4.4 - 6.7	4.2 - 6.5	4.2 - 6.5	14.5 - 16.5
Diesel fuel(1)	10%	1.5 - 1.6	0.3 - 0.5	—	1.8 - 2.1	1.5 - 1.6	4.5 - 5.5
Canadian dollar(1)(2)	10 cents	11.5 - 13.5	1.5 - 2.0	—	13.0 - 15.5	11.5 - 13.5	34.5 - 39.0
Turkish lira(2)(3)	1 lira	1.5 - 2.5	0.5 - 1.0	—	2.0 - 3.5	2.0 - 3.5	5.0 - 7.0

(1)	Includes the effect of the Company’s copper sales, diesel fuel and Canadian dollars hedging programs, with current 2022 exposure coverage approximately 70%, 65% and 65%, respectively.

(2)	Appreciation of currency against the US dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the US dollar results in decreased costs and increased cash flow and earnings.

(3)	Assumes an increase in the Turkish Lira will be partially offset by inflation.

Production, cost and capital guidance for 2022 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “2022 Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in this document and the Company’s most recently filed AIF.

Mount Milligan Mine Technical Report and Three-Year Outlook / 2023 Guidance Update

The Company expects to conclude its ongoing life of mine planning work and issue a new National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the Mount Milligan Mine in the second quarter of 2022. Accordingly, the Company is reviewing its consolidated three-year outlook, including 2023 guidance which is likely to change from previously issued guidance and should no longer be relied upon. The Company expects to release an updated three-year outlook during the second quarter of 2022.

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Recent Events and Developments

Goldfield Project

On February 22, 2022, Centerra announced that it had entered into an agreement to acquire Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC for total consideration comprised of $175 million in cash at closing and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is confirmed with respect to the project, among other things.

Goldfield is a conventional open-pit, heap leach project located in a Tier 1 mining jurisdiction and contains three known deposits. The Company believes that the project has an upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States.

The Company has identified numerous targets for drilling activities in 2022 with the potential to expand known deposits. Centerra also plans to further refine existing technical studies undertaken to date by the previous owner, with a resource estimate expected to be released in the first half of 2023 and an updated technical study thereafter.

Kumtor Mine

In 2021, the Kyrgyz Republic and Kyrgyzaltyn took a number of coordinated actions that resulted in the seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the Kumtor Mine by Centerra. In particular:

•	The Kyrgyz Republic Parliament established a State Commission in February 2021 to, among other things, review the performance of the Kumtor Mine and to review the results of a previous Kyrgyz Republic State Commission established in 2012.

•	The Kyrgyz Republic Government resurrected a number of historical tax claims and environmental claims relating to Kumtor, each of which was resolved years prior either through previous settlements or Kyrgyz court decisions. When the Company disclosed the tax claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties and the Kyrgyz officials subsequently increased the amounts claimed to over $1 billion and brought them into the arbitration proceedings. The Company denies these claims;

•	A Kyrgyz court rendered a decision awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic in respect of alleged damages caused by KGC’s past practice of placing waste rock on glaciers. The Company denies these claims;

•	During the spring of 2021, the Kyrgyz Republic Parliament began to consider several laws and legislative amendments that, among other things, would fundamentally alter and breach the 2009 restated Kumtor project agreements, including the 2009 Kyrgyz law that ratified the Kumtor project agreements. Such amendments would not only delete provisions that ensure the primacy of the Kumtor project agreements over other Kyrgyz legislation, but also subject Kumtor to certain Kyrgyz laws of general application, including tax laws; and,

•	The Kyrgyz Republic seized control of the Kumtor Mine on May 15, 2021 through a coordinated effort to take control of the Kumtor Mine site, KGC’s offices, personnel, computers and documents. The Kyrgyz Republic acted following a preliminary report of the State Commission which made a number of groundless claims against Centerra, KGC and the Kumtor Mine and under the purported authority of a new Temporary Management Law hastily passed by the Kyrgyz Republic Parliament only a few days prior to such seizure.

According to statements made by Kyrgyz Republic authorities during and after the events described above, the Company understands that the Government of the Kyrgyz Republic has opened a series of criminal investigations relating to the Kumtor Mine and, in particular, alleged corruption of previous agreements entered into between Centerra, its predecessor, and the Government of the Kyrgyz Republic. The Company further understands that at various times the Kyrgyz Republic Government has arrested or detained a significant number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations.

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In addition, there have been reports that the Kyrgyz Republic has reopened a series of criminal investigations in connection with the Kyrgyz Republic General Prosecutor Office’s attempt to unwind an ordinary course $200 million dividend declared and paid by KGC to its sole shareholder, Centerra, in December 2013. The Company also understands that the Kyrgyz Republic has opened a criminal investigation into alleged “cyber-sabotage” and violations of Kumtor Mine employee rights related to actions taken by Centerra to disable Kyrgyz users from accessing its IT systems around the time of the seizure of the Kumtor Mine. Such reports identify certain members of former Centerra and KGC management teams and state that those individuals were prosecuted in absentia and put on wanted lists by the State Committee for National Security of the Kyrgyz Republic. The use of the Kyrgyz criminal law and investigations as a pressure tactic in aid of economic or commercial goals is not new for the Kyrgyz Republic. The Company denies any such allegations, which should be viewed in the broader context, including the Kyrgyz Republic Government’s goal of seizing the Kumtor Mine and intimidating its political opponents.

Centerra, KGC and Kumtor Operating Company CJSC (“KOC”) have taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine. In particular:

•	The Company has initiated binding arbitration against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages that result from its actions against KGC and the Kumtor Mine. Following the resignation of the arbitrator on October 27, 2021 (citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn to agree to protections he had requested against personal claims being brought against him by the parties or to pay his requested fees), a new arbitrator was appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to address certain critical operational and safety problems at the Kumtor Mine to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine’s activities;

•	In accordance with longstanding shareholder and investment agreements, the Company has taken steps to restrict Kyrgyzaltyn from transferring or encumbering any common shares of the Company or exercising any voting rights or dissent rights attached to Centerra common shares. In addition, dividends or distributions on Centerra common shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine’s assets or operations) or distributions from KGC;

•	KGC and KOC filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provides for, among other things, a worldwide automatic stay of all claims against KGC and KOC which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC and the Kumtor Mine, including actions to enforce the meritless environmental and tax claims noted above; and,

•	The Company initiated proceedings in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former director of the Company who resigned from the Company’s board of directors to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager, for breaches of his fiduciary duties to the Company.

No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings. There also remains the further risk that additional regulatory, tax, or civil claims will be commenced against the Company and/or its Kyrgyz subsidiaries.

Since late 2021, the Company has been engaged in discussions and negotiations with representatives of the Government of the Kyrgyz Republic to resolve the outstanding disputes relating to the illegal seizure of control of the Kumtor Mine by the Government of the Kyrgyz Republic in May 2021. On January 3, 2022, and subsequent to the year ended December 31, 2021, Centerra publicly confirmed such negotiations and stated the framework of a resolution under discussion could involve the following principal terms:

•	Centerra receiving the approximately 26.1% in Centerra common shares held by Kyrgyzaltyn (an instrumentality of the Kyrgyz Republic). Upon receipt, Centerra would cancel the shares surrendered by Kyrgyzaltyn.

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•	The Kyrgyz Republic receiving, and assuming all responsibility for KGC and KOC, the Company’s two Kyrgyz subsidiaries, and the Kumtor Mine.

•	Payment, by Centerra, of a cash amount equal to the net amount of the three dividends paid by Centerra in 2021 that Kyrgyzaltyn did not receive as a result of the seizure of the mine and certain other financial consideration associated with the settlement of intercompany balances between Centerra and its Kyrgyz subsidiaries.

•	The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees.

•	Full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability.

Negotiations with representatives of the Government of the Kyrgyz Republic are ongoing, and there can be no assurance that any proposed resolution will be consummated or as to the final economic and other terms and conditions of any such resolution, if agreed. Any such resolution would need to be formalized in a definitive agreement and would be subject to compliance with all applicable legal and regulatory requirements and approvals, including any applicable independent valuation or shareholder or government approval requirements.

On February 15, 2022, the Ontario Superior Court of Justice rendered a decision in the Company’s favour in its application for an order restraining Tengiz Bolturuk from breaching of his fiduciary duties as a former director of the Company. The Ontario Superior Court of Justice issued an injunction, permanently enjoining Mr. Bolturuk from disclosing or using any of the Company’s confidential information and restraining him from having any involvement, directly or indirectly, with the management, operation or control of the Kumtor Mine so long as Centerra has or asserts an interest in KGC or the Kumtor Mine, as well as awarding costs to the Company. As previously noted, Mr. Bolturuk resigned from the Company’s Board of Directors in May 2021 to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager. No assurances can be given that any injunctions ordered are respected, or that any costs awards granted in connection with any resolved proceedings will be paid.

For more information regarding the events surrounding the seizure of the Kumtor Mine, please refer to the Company’s Management’s Discussion and Analysis for the periods ended March 31, 2021, June 30, 2021, and September 30, 2021.

COVID-19 Update

Centerra continues to take steps to minimize the effect of the COVID-19 pandemic on its business. The Company has established strict protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. A testing facility, funded by the Company, has been recently established at the Mount Milligan Mine to perform rapid testing of all employees, contractors, and other visitors to the site. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine. As at December 31, 2021, more than 99% and 75% of site employees at the Öksüt Mine have received two and three doses of vaccination, respectively. A vaccination program was also conducted at the Mount Milligan Mine making first second and third doses available to all employees. The Company believes that this program, in combination with a robust provincial program in British Columbia, has resulted in a large percentage of employees being inoculated. While COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates its mine sites and offices, the Company continues to maintain its COVID-19 protocols.

Neither the Mount Milligan Mine nor the Öksüt Mine have been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly. Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

Centerra Gold Inc. Annual Report 2021	16

Employee Health and Safety

Centerra continued to develop and implement best international practices and initiatives in 2021. The Company’s safety leadership program, Work Safe | Home Safe has been implemented across the company and continues to be a foundational cornerstone of Centerra’s safety culture. Extensive health and safety training continued to be provided to employees during 2021. Centerra also continued on its journey of safety risk management through the development and implementation of several health and safety risk mitigation measures including the mitigation of fatal risk and critical control management. The success of these initiatives resulted in an overall reduction in the total number of significant incidents by 41% in 2021 compared to 2020.

The Company’s total reportable injury frequency rate in 2021 was 1.02, higher than expectation, primarily due an increase in reportable incidents at the Mount Milligan Mine. The Company has formulated a strategy to improve the current performance by expanding safety leadership training programs and dedicating more professional on-site resources towards improving health and safety performance. Despite the overall disappointing safety score, the Company recognized the following important milestones during the year ended December 31, 2021:

•	The Öksüt Mine achieved two million work hours without a lost-time injury;

•	The Thompson Creek Mine, Langeloth Facility and Kemess Project each achieved one full year without a lost- time injury;

•	The Endako Mine achieved eight years without a lost-time injury.

The Company’s strategic initiatives for 2022 include the ongoing implementation of a new data collection and analysis software application to enhance its reporting function and, the initiation of a corporate level occupational health and industrial hygiene program.

Environmental

Centerra is subject to certain environmental regulations in connection with our exploration, development, mining, and reclamation activities in each of the jurisdictions in which the Company operates. Prior to development and expansion, each mining property is subject to environmental assessment and permitting processes, including the engagement with applicable stakeholders. Environmental management plans and internal audits guide the compliance and monitoring programs at each operating site. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance. In 2021, there were no reportable releases to the environment.

Centerra actively manages six TSFs. One facility is currently active, three are on care and maintenance, one is entering the closure phase and the final one is in the early stages of the closure phase. Centerra’s TSFs are actively managed to maintain structural performance and ensure worker, environmental and public safety. Centerra’s TSFs are designed in accordance with all applicable dam safety regulations and requirements. In addition, operation of the TSFs is informed by, and routinely checked against, guidance from the Canadian Dam Association and the International Commission on Large Dams. The Company has three types of TSFs: centreline (Mount Milligan Mine and Thompson Creek Mine), modified centreline (Kemess Project) and upstream (Endako Mine). The Öksüt Mine has a heap leach facility and does not have a TSF.

Mining properties have closure and reclamation plans and related financial assurance. The Company adopts a strict regime for mine closure including at least annual updates to its reclamation provisions which are aligned with the International Council on Mining and Metals Mine Closure framework. The Company’s total liability for reclamation and closure cost obligations at December 31, 2021 was estimated to be $337.5 million. The Company provides financial assurance (surety bonds and letters of credit) for reclamation costs related to the operations in North America. As at December 31, 2021, the Company has provided the regulatory authorities with $165.7 million in reclamation bonds and letters of credit for mine closure obligations. For more information please see note 15 to the annual financial statements.

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Risks That Can Affect Centerra’s Business

Overview

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Centerra. The risk factors below may include details of how Centerra seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2020, which is available on the Company’s website www.centerragold.com, at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management (“ERM”) program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives.

The ability to deliver on the Company’s vision, strategic objectives and operating guidance depends on Centerra’s ability to understand and appropriately respond to the uncertainties or “risks” the Company faces that may prevent Centerra from achieving the Company’s objectives. In order to achieve this, Centerra:

•	Maintains a framework that permits the Company to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;

•	Integrates a process for managing risk into all the Company’s important decision-making processes so that Centerra reduces the effect of uncertainty on achieving the Company’s objectives;

•	Actively monitors key controls the Company relies on to achieve Centerra’s objectives so that they remain in place and are effective at all times; and,

•	Provides assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Centerra’s Vice President, Risk & Insurance is responsible for providing the requisite tools, guidance, and leadership of the ERM program. Each operating site and project are responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to Centerra’s Vice President, Risk & Insurance.

The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.

Board and Committee Oversight

The Risk Committee of the Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. To ensure consistent communication of risks amongst Board committees, the members of the Risk Committee are comprised of at least one member from each of the other standing committees of the Board. Each of the other Board committees is responsible for overseeing risks related to their area of responsibility and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company’s executive team meets regularly with its Vice President, Risk and Insurance to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Centerra Gold Inc. Annual Report 2021	18

Principal Risks

The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities and see the “Caution Regarding Forward-Looking Information” in this MD&A.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in Turkey, United States and Canada; resource nationalism; reliance on cash flow from its subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; risk of failure of Centerra or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; impact of community activism on laws and regulations; increases in contributory demands or business interruption; delays or refusals to grant required permits and licenses; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties which are in proximity to Indigenous communities; disputes with the Kyrgyz Republic relating to the Kumtor Mine; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities; the effect of market conditions on the Company’s short-term investments; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches, failures or significant seepages; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID-19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties, and the potential that COVID-19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

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Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price
	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	% Change	2021	2020	% Change
Gold (per oz)	1,795	1,876	(4)%	1,799	1,772	2%
Copper (per lb)	4.40	3.27	35%	4.23	2.80	51%
Molybdenum (per lb)	18.89	9.01	110%	15.98	8.68	84%

In the fourth quarter of 2021, the gold price remained on average, consistent with the comparative period. There were significant fluctuations in the course of 2021 when the gold price ranged from a low of $1,684 per ounce to a high of $1,943 per ounce as the gold price was impacted by a variety of factors, including the effects of the COVID-19 pandemic, rising inflation and expectations in the shift in monetary policy by central banks.

In the fourth quarter and year ended December 31, 2021, the average copper price increased compared to the fourth quarter of 2020 and year ended December 31, 2020. This increase in the average copper price was driven by expectations surrounding global growth and changing shifts in monetary policy. There were significant price fluctuations in the course of 2021, primarily in the first half of 2021, with the copper price trading from a low of $3.51 per pound to a high of $4.86 per pound.

In the fourth quarter and year ended December 31, 2021, the average molybdenum price increased significantly compared to the fourth quarter of 2020 and year ended December 31, 2020. The initial increase in the price of molybdenum occurred in the second quarter of 2021, with this price increase from $10.95 to $18.95 per pound, stabilizing through the remainder of 2021. The significant increase in the price of molybdenum was impacted by Chinese supply and demand, including the increase in the number of global infrastructure projects.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Turkey and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

•	all revenues are earned in US dollars;

•	a significant portion, approximately 50%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;

•	a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

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Approximately 57% (2020 - 43%) of the Company’s combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2021.

The performance of these currencies during the periods ended December 31, 2021 and 2020 is as follows:

	Average market exchange rate
	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	% Change	2021	2020	% Change
USD-CAD	1.26	1.30	(3)%	1.25	1.34	(7)%
USD-Turkish Lira	11.16	7.87	42%	8.89	7.02	27%

On average, the Canadian dollar strengthened against the US dollar, ending the year at $1.26 while the Turkish lira weakened relative to the US dollar, ending the year at 13.3. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Turkey, reaching a 19-year high year over year change in 2021 of 36%. The Company expects this trend in Turkey to continue in the near term,

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see “Financial Instruments”. The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra’s continuing operations represent approximately 6% of production costs. The prices for Mount Milligan Mine’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments” section of this MD&A.

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Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.

Fourth quarter 2021 compared to fourth quarter 2020

Revenue of $251.1 million was recognized in the fourth quarter of 2021 compared to $212.1 million in the fourth quarter of 2020. The increase in revenue was primarily due to an increase in ounces of gold sold at the Mount Milligan Mine and higher average realized copper and molybdenum prices, partially offset by a decrease in ounces of gold sold at the Öksüt Mine, pounds of copper sold at the Mount Milligan Mine and pounds of molybdenum sold at the Molybdenum BU.

Gold production was 91,197 ounces in the fourth quarter of 2021 compared to 82,044 ounces in the fourth quarter of 2020. Gold production in the fourth quarter of 2021 included 59,529 ounces of gold from the Mount Milligan Mine, compared to 42,664 ounces in 2020, primarily due to higher gold grades and recoveries, partially offset by slightly lower throughput. The Öksüt Mine produced 31,668 ounces of gold in the fourth quarter of 2021 compared to 39,380 ounces of gold in the fourth 2020, primarily due to the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

Copper production at the Mount Milligan Mine was 17.0 million pounds in the fourth quarter of 2021 compared to 20.4 million pounds in the fourth quarter of 2020. The decrease was primarily due to lower copper grades and mill throughput.

The Langeloth Facility roasted and sold 2.5 million pounds and 2.4 million pounds of molybdenum, respectively, in the fourth quarter of 2021, compared to 2.7 million pounds and 3.6 million pounds, respectively in the fourth quarter of 2020. This decrease in the molybdenum roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $163.0 million was recognized in the fourth quarter of 2021 compared to $124.2 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold, higher production costs at the Mount Milligan Mine and higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to obtain product inventory to be processed.

Gold production costs were $550 per ounce in the fourth quarter of 2021 compared to $537 per ounce in the fourth quarter of 2020. The increase in gold production costs was primarily due to an increase in production costs at the Mount Milligan Mine, partially offset by a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper.

All-in sustaining costs on a by-product basisNG from continuing operations were $591 per ounce in the fourth quarter of 2021 compared to $813 per ounce in the fourth quarter of 2020. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to an increase in ounces of gold sold, higher average realized copper prices, and a decrease in corporate general and administrative costs.

All-in costs on a by-product basisNG from continuing operations were $732 per ounce in the fourth quarter of 2021 compared to $1,144 per ounce in the fourth quarter of 2020. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures at the Kemess Project and at the Öksüt Mine as mine construction was completed in 2020.

Corporate administration costs of $7.5 million were recognized in the fourth quarter of 2021 compared to $17.3 million in the fourth quarter of 2020. The decrease was primarily due to the effect of the decline in the Company’s share price on the provision for share-based compensation and a decrease in transaction costs. In the fourth quarter of 2020, $2.0 million of transaction costs were incurred in relation to the disposal of the Company’s interest in the Greenstone Partnership.

Centerra Gold Inc. Annual Report 2021	22

Reclamation expense, which primarily relates to movement in the reclamation liabilities for the Company’s Molybdenum BU sites currently on care and maintenance, was $24.3 million in the fourth quarter of 2021 compared to $9.3 million in the fourth quarter of 2020. The increase in expense was primarily due to a decline in discount rates applied to the underlying future reclamation costs and an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and change in timing of reclamation activities.

An impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine, which demonstrated improved and reliable performance since 2019 when the initial impairment loss was recognized. The impairment reversal also reflects the Company’s increased confidence of resource to reserve conversion and increased long-term gold and copper price expectations relative to the prior period. The impairment reversal related to the Mount Milligan Mine represents a full reversal of the impairment taken in the fourth quarter of 2019 allocated to long-lived assets, as adjusted for amortization. The Company did not identify any impairments or impairment reversals in the fourth quarter of 2020.

A gain on sale of Greenstone Partnership of $25.0 million was recognized in the fourth quarter of 2021 in relation to a portion of contingent consideration owing to the Company from Orion Mine Finance Group (“Orion”) becoming payable in the future based on a construction decision being made at the Greenstone project.

The company recognized an income tax recovery of $61.6 million, in the fourth quarter of 2021, including deferred income tax recovery of $93.6 million and current income tax expense of $32.0 million, compared to an income tax expense of $2.9 million in the fourth quarter of 2020, including current income tax expense of $1.7 million and deferred income tax expense of $1.2 million. The increase in current income tax expense was due to higher income tax expense related to the Öksüt Mine which had higher taxable earnings, the full utilization of its Investment Incentive Certificate in the year, and a withholding tax expense incurred on dividend distribution. The increase in deferred income tax recovery was primarily due to the partial release of a valuation allowance on deductible temporary differences relating to the Mount Milligan Mine.

Year ended December 31, 2021 compared to 2020

Revenue of $900.1 million was recognized in 2021 compared to $721.3 million in 2020. The increase in revenue was primarily due to higher gold sold at the Mount Milligan Mine and the Öksüt Mine and higher average realized copper and molybdenum prices, partially offset by a decrease in pounds of copper sold at the Mount Milligan Mine and a decrease in pounds of molybdenum sold at the Molybdenum BU.

Gold production was 308,141 ounces in 2021 compared to 267,923 ounces in 2020. Gold production in 2021 included 196,438 ounces of gold from the Mount Milligan Mine, compared to 161,855 ounces in 2020, primarily due to higher throughput, gold grades and recoveries. The Öksüt Mine, which commenced commercial production on May 31, 2020, produced 111,703 ounces of gold in 2021 compared to 106,068 ounces of gold in 2020, primarily due to higher number of ore tonnes stacked on the heap leach, higher heap leach grade and recoveries.

Copper production at the Mount Milligan Mine was 73.3 million pounds in 2021 compared to 82.8 million pounds in 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

The Langeloth Facility roasted and sold 10.3 million pounds and 11.5 million pounds of molybdenum, respectively, in 2021 compared to 13.8 million pounds and 13.7 million pounds, respectively, in 2020. The decrease in the molybdenum both roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $608.2 million was recognized in 2021 compared to $505.8 million in 2020. The increase was primarily due to an increase in gold and molybdenum sold and, higher production costs at the Mount Milligan Mine and the Öksüt Mine. In addition, there were higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed. The increase in cost of sales was also partially due to higher depreciation, depletion and amortization expense at the Öksüt Mine primarily due to a higher number of tonnes stacked on the heap leach pad and the Mount Milligan Mine primarily due to a decrease in reserves between the periods.

Centerra Gold Inc. Annual Report 2021	23

Gold production costs from continuing operations were $604 per ounce in 2021 compared to $615 per ounce in 2020. The decrease in gold production costs from continuing operations was primarily due to an increase in gold sold at the Mount Milligan Mine and the Öksüt Mine, partially offset by an increase in production costs at both mines.

All-in sustaining costs on a by-product basisNG from continuing operations were $649 per ounce in 2021 compared to $718 per ounce in 2020. The decrease was primarily due to an increase in ounces of gold sold at the Mount Milligan Mine and the Öksüt Mine, higher average realized copper prices and lower corporate administration expenses as a result of a decrease in the share price used to calculate the Company’s share-based compensation liability. Partially offsetting this decrease were higher production costs at the Mount Milligan Mine and Öksüt Mine.

All-in costs on a by-product basisNG were $785 per ounce in 2021 compared to $1,116 per ounce in 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expendituresNG and care and maintenance costs at the Kemess Project. In addition, there were minimal non-sustaining capital expendituresNG at the Öksüt Mine as the mine construction was completed in 2020.

Corporate administration expenses were $27.1 million in 2021, compared to $45.7 million in 2020. The decrease was primarily due to the effect of the decline in the Company’s share price on the provision for share-based compensation.

Reclamation expense, which primarily relates to movement in the reclamation liabilities for the Company’s Molybdenum BU sites currently on care and maintenance, was $23.3 million in 2021 compared to $53.4 million in 2020. The decrease in reclamation expense was primarily due to a larger decline in discount rates applied in 2020. This was partially offset by an increase in underlying future reclamation cash flows in 2021 impacted by various factors, including higher inflation and change in timing of reclamation activities.

An impairment reversal of $160.0 million ($117.3 million net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine, a full reversal of the impairment taken in the fourth quarter of 2019. The Company did not identify any impairments or impairment reversals in 2020.

A gain on sale of $97.3 million was recognized in 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership. This gain was partially recognized in the first quarter of 2021 when the sale was completed and partially recognized in the fourth quarter of 2021 when the construction date was declared for the Greenstone project and an initial contingent payment of $25.0 million became receivable and owing from Orion.

Other non-operating expenses of $23.5 million were recognized in 2021 compared to $6.2 million in 2020. The increase in other non-operating expenses was primarily due to corporate legal costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax recovery of $44.0 million, including current income tax expense of $40.1 million and deferred income tax recovery of $84.1 million, was recognized in 2021, compared to an income tax expense of $7.7 million, including current income tax expense of $6.5 million and deferred income tax expense of $1.2 million in 2020. The increase in current income tax expense was primarily due to higher taxable earnings generated by the Öksüt Mine as the benefits from the eligible expenditures under the Investment Incentive Certificate were fully utilized, and withholding tax expense in relation to dividend distributions. The increase in deferred income tax recovery was primarily due to the partial release of a valuation allowance on deductible temporary differences relating to the Mount Milligan Mine, partially offset by deferred income tax expense recorded on the sale of the Company’s interest in the Greenstone Partnership.

Net loss from discontinued operations of $828.7 million was recognized in 2021, compared to net earnings from discontinued operations of $392.4 million in 2020. The decrease in net earnings was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021 and a shorter operating period as a result of the seizure of the Kumtor Mine in May 2021. Partially offsetting the decrease in net earnings was a gain recognized on the discontinuance of the Kumtor Mine’s fuel hedging program.

Centerra Gold Inc. Annual Report 2021	24

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at December 31, 2021 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at December 31, 2021
Instrument	Unit	Type	2022	2023	2024	2022	2023	2024	Total position (4)	Fair value ($000s)
FX Hedges
USD/CAD zero-cost collars(1)	CAD	Fixed	$1.29/$1.36	$1.24/$1.29	$1.25/$1.33	$242.0 M (40%)	$122.0 M (22%)	$36.0 M (6%)	$400.0 M	5,257
USD/CAD forward contracts(2)	CAD	Fixed	1.29	1.26	1.29	$160.0 M (24%)	$80.0 M (14%)	$24.0 M (4%)	$264.0 M	2,022
Total						$402.0 M (64%)	$202.0 M (36%)	$60.0 M (10%)	$664.0 M	7,279
Fuel Hedges
ULSD zero-cost collars(3)	Barrels	Fixed	$62/$68	$73/$78	N/A	45,100 (30%)	13,500 (9%)	N/A	58,600	1,563
ULSD swap contracts(2)	Barrels	Fixed	$62	$79	$82	61,500(40%)	44,000(28%)	15,600(10%)	121,100	2,652
Total						106,600 (70%)	57,500 (37%)	15,600 (10%)	179,700	4,215
Copper Hedges:
Copper zero-cost collars(4)	Pounds	Fixed	$3.66/$4.84	$4.00/$4.89	N/A	41.2 M (67%)	15.9 M (34%)	N/A	57.1 M	(1,776)
Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	16,410	N/A	N/A	16,410	495
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	1.7 M	N/A	N/A	1.7 M	94

(1)	Under the currency zero-cost collars, the Company retains the right to buy foreign currency at the contract’s ‘floor’ price if the market price was to fall below this price upon contract expiration, while requiring it to sell foreign currency at the ‘ceiling’ price if the market price was to exceed this price upon expiration. At the end of each contract the Company has the right for financial settlement or physical settlement.
(2)	Under the swap and forward contracts, the Company ‘buys’ or ‘sells’ metals, currencies and commodities, at a specified price at a certain future date.
(3)	Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.
(4)	Under the copper zero-cost collars, the Company retains the right to sell copper at the contract’s ‘floor’ price if the market price fell below this price upon contract expiration, while requiring it to buy copper at the ‘ceiling’ price if the market price were to exceed this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.

The realized gain (loss) recorded in the consolidated statements of (loss) earnings was as follows:

	Three Months Ended December 31, 2021			Year Ended December 31, 2021
($millions)	2021	2020	% Change	2021	2020	% Change
Foreign exchange hedges	3,789	2,415	57%	17,543	4,266	311%
Fuel hedges	945	(2,835)	133%	20,631	(5,771)	457%
Copper hedges	(13,150)	(1,359)	(868)%	(50,259)	(1,359)	(3,598)%

During the second quarter of 2021, the Company unwound certain positions that were hedging future fuel purchases at the Kumtor Mine beyond the loss of control event in May 2021. Unwinding these positions resulted in the recognition of realized gain on settlement of $14.2 million, which was recorded in (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income.

Centerra Gold Inc. Annual Report 2021	25

As at December 31, 2021, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

	December 31,	December 31,
($millions)	2021	2020	% Change
Total Assets	2,676.6	3,136.0	(15)%
Total Liabilities	633.0	670.0	(6)%
Total Equity	2,043.6	2,466.0	(17)%

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position for the period ended December 31, 2021. The assets and liabilities presented as at December 31, 2020 are inclusive of the Kumtor Mine. The movement in the following financial statement line items between December 31, 2021 and December 31, 2020 was significantly impacted by the loss of control of the Kumtor Mine:

•	Inventory: derecognition of product inventory of $333.6 million;
•	Property, plant and equipment: derecognition of $629.4 million;
•	Other non-current assets: derecognition of reclamation deposits balance of $52.9 million;
•	Accounts payable and accrued liabilities: derecognition of $63.3 million; and
•	Provision for reclamation: derecognition of $56.5 million.

Cash as at December 31, 2021 was $947.2 million compared to $545.2 million as at December 31, 2020. The increase was due to the receipt of $210.0 million as consideration for the sale of the Company’s 50% interest in the Greenstone Partnership in the first quarter of 2021, free cash flowNG from continuing operations of $178.4 million and net cash flow from discontinued operations of $47.8 million. The increase in cash was partially offset by dividends paid of $45.0 million in 2021.

Total inventories as at December 31, 2021 were $221.2 million compared to $580.6 million as at December 31, 2020. The decrease in inventories was primarily due to the processing of a large portion of ore stockpiles at the Kumtor Mine prior to the loss of control, the loss of control of the Kumtor Mine as outlined above as well as processing of a large portion of ore stockpiles and timing of concentrate sales at the Mount Milligan Mine. The decrease was partially offset by an increase in inventories at the Langeloth Facility from higher working capital needs as result of higher molybdenum prices and an increase in heap leach inventory balance at the Öksüt Mine from the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

At December 31, 2021, the product inventory balance consisted of 58,333 contained gold ounces and 15.8 million contained pounds of copper in surface stockpiles at the Mount Milligan Mine (4.3 million tonnes of ore at a grade of 0.42 g/t gold and 0.17% copper), of which 30% is expected to be processed in 2022. Additionally, the product inventory balance at the Öksüt Mine consisted of 21,077 contained gold ounces in solution at the absorption, desorption, and recovery plant and 80,102 contained gold ounces on surface and stacked (0.5 million tonnes of ore at a grade of 1.23 g/t gold in surface stockpiles and 1.54 g/t gold stacked on the heap leach pad).

Other current assets at December 31, 2021 were $25.8 million compared to $41.0 million at December 31, 2020. The decrease was primarily due to decrease in the current portion of derivative assets, particularly the Company’s position on foreign exchange contracts.

The carrying value of property, plant and equipment as at December 31, 2021 was $1.27 billion compared to $1.69 billion as at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, as outlined above, and depreciation, depletion and amortization of property, plant and equipment in their normal course of operations during the year. Partially offsetting the overall decrease was $214.6 million of additions capitalized to the property, plant and equipment and the $160.0 million impairment reversal at the Mount Milligan Mine.

Centerra Gold Inc. Annual Report 2021	26

Deferred income tax assets as at December 31, 2021 were $101.3 million compared to nil as at December 31, 2020. The increase was due to the partial release of a valuation allowance on deductible temporary differences related to the Mount Milligan Mine.

Other non-current assets at December 31, 2021 were $32.1 million compared to $77.1 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, as outlined above, partially offset by $25.0 million receivable from Orion as a result of Greenstone project being approved for construction.

Income taxes payable at December 31, 2021 was $25.3 million compared to $2.5 million at December 31, 2020. The increase was primarily due to the net impact of current income tax expense and payments during the year, with the most significant balance related to current income tax of the Öksüt Mine.

Deferred income tax liabilities at December 31, 2021 were $54.9 million compared to $39.5 million at December 31, 2020. The increase was primarily due to the tax effects, including the impact of foreign exchange on temporary differences between accounting and tax basis at the Öksüt Mine and deferred income tax expense of $9.3 million recorded on the sale of the Company’s interest in the Greenstone Partnership.

The provision for reclamation at December 31, 2021 was $337.5 million compared to $352.2 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, partially offset by a decrease in the discount rates applied to the future cash flows and an increase in the underlying future reclamation cash flows at the Endako Mine, the Thompson Creek Mine and Kemess Project due to variety of factors, including higher inflation, timing of reclamation activities and changes to the closure plan.

Liquidity and Capital Resources

The Company’s total liquidity position as at December 31, 2021 was $1,347.2 million, representing a cash balance of $947.2 million and $400 million available under a corporate credit facility.

Due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three months and year ended December 31, 2021 and 2020. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth quarter 2021 compared to fourth quarter 2020

Cash provided by operating activities from continuing operations was $61.8 million in the fourth quarter of 2021, compared to $84.3 million in the fourth quarter of 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU as a result of an increase in product inventory held and a higher average molybdenum price, as well as an increase in income taxes paid of $9.6 million.

Cash used in investing activities from continuing operations of $13.1 million was recognized in the fourth quarter of 2021 compared to $35.8 million in the fourth quarter of 2020. The decrease was primarily due to proceeds received on the disposition of PP&E, and lower PP&E additions at the Kemess Project and the Öksüt Mine.

Cash used in financing activities during the fourth quarter of 2021 was $13.1 million compared to $15.4 million in the fourth quarter of 2020. The decrease was primarily due to a reduction in borrowing costs.

Centerra Gold Inc. Annual Report 2021	27

Year-ended December 31, 2021 compared to 2020

Cash provided by operating activities from continuing operations was $270.9 million in 2021 compared to $272.4 million in 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU as a result of an increase in product inventory held and a higher average molybdenum price, as well as a decrease in earnings from mine operations at the Öksüt Mine and an increase in income taxes paid of $17.2 million in 2021 compared to income taxes refunded of $18.5 million in 2020. Partially offsetting the decrease was an increase in earnings from mine operations at the Mount Milligan Mine and a more favourable change in working capital at the Mount Milligan Mine.

Cash provided by investing activities from continuing operations of $132.5 million was recognized in 2021 compared to cash used in investing activities from continuing operations of $74.6 million in 2020. The increase in cash provided by investing activities from continuing operations was primarily due to the proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership and proceeds received on the disposition of PP&E, lower PP&E additions related to the construction at the Öksüt Mine as it was completed in 2020, and lower PP&E additions at the Kemess Project. The increase was partially offset by higher PP&E additions at the Mount Milligan Mine primarily due to the expenditures related to the purchase of new mining equipment, TSF development costs and major planned equipment rebuilds and higher PP&E additions at the Öksüt Mine primarily related to the heap leach expansion, capitalized drilling costs, LOM study costs and ADR plant upgrade costs.

Cash used in financing activities of $49.1 million was recognized in 2021 compared to $124.0 million in 2020. The decrease was primarily due to the net repayment of the corporate revolving credit facility in 2020 and lower borrowing costs, partially offset by higher dividends paid.

Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2021:

($millions)	2022	2023	2024	2025	Thereafter	Total
Contractual commitments(1)	$14.8	$0.2	$—	$—	$—	$15.0
Reclamation provisions(2)	6.2	—	—	—	314.7	320.9
Pension obligations(3)	0.1	0.1	0.2	0.2	3.4	4.0
Lease obligations	6.6	5.8	3.4	3.0	2.9	21.7
Total	$27.7	$6.1	$3.6	$3.2	$321.0	$361.6

(1)	Excludes trade payables and accrued liabilities.
(2)	Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.
(3)	The Company provides defined benefit plans for certain employees. The benefits are generally based on the employee’s years of service, age and level of compensation.

Centerra Gold Inc. Annual Report 2021	28

2022 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2022 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2022:

2022 Mandatory Commitments ($millions):
Contractual obligations(1)	$27.7
Accounts payable and accrued liabilities (as at December 31, 2021)	186.8
Net income taxes payable (as at December 31, 2021)	25.3
Total 2022 mandatory expenditure commitments	$239.8

2022 Discretionary Commitments(2):
Expected capital expendituresNG	$100.0
Expected exploration costs(3)	34.0
Total 2022 discretionary expenditure commitments	$134.0
Total 2022 mandatory and discretionary expenditure commitments	$373.8

(1)	From the Contractual Obligations table.
(2)	From the Outlook table.
(3)	Excludes exploration costs expected to be capitalized which are included in the expected capital expendituresNG.

As of December 31, 2021, the Company had adequate capital resources available to satisfy its commitments, which include cash and cash equivalents of $947.2 million and an undrawn $400.0 million Credit Facility. In addition, the Company anticipated funding its commitments through cash provided by operating activities.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update

Stored water inventory at the Mount Milligan Mine’s TSF is critical to the mine’s ability to process ore through the process plant on a sustainable basis. During 2021, the Mount Milligan Mine accessed water from surface water sources and groundwater wells near the TSF. The stored water as at December 31, 2021 is sufficient to enable continuous production for a period of at least 12 months, under normal conditions. The Company expects the water inventory level to decrease during the winter months before being replenished during freshet in the spring.

In January 2022, and subsequent to the year ended December 31, 2021, after significant discussions and consultation with British Columbia regulators, First Nations partners and other stakeholders, the Company obtained an amendment to the Mount Milligan Mine’s environmental assessment certificate which will allow access to long-term surface water sources for the life of the project, subject to the receipt of ordinary course permits.

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Mount Milligan Mine Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Gold revenue	78.9	46.7	69%	267.9	205.0	31%
Copper revenue	61.7	53.0	16%	227.7	178.6	27%
Other by-product revenue	2.0	2.6	(23)%	10.3	10.4	(1)%
Total revenue	142.6	102.3	39%	505.9	394.0	28%
Production costs	70.0	50.4	39%	256.8	219.8	17%
Depreciation, depletion and amortization	21.7	16.4	32%	83.9	73.1	15%
Earnings from mine operations	50.9	35.5	43%	165.2	101.1	63%
Impairment reversal	(160.0)	—	(100)%	(160.0)	—	(100)%
Earnings from operations(1)	207.8	28.4	632%	309.2	83.9	269%
Cash provided by mine operations	63.5	44.0	44%	268.9	185.3	45%
Free cash flow from mine operations(2)	46.3	30.7	51%	201.5	150.2	34%
Additions to property, plant and equipment	28.9	16.0	80%	83.7	38.1	120%
Capital expenditures - total(2)	22.4	16.6	35%	70.8	37.8	87%
Sustaining capital expenditures(2)	20.2	16.6	22%	66.7	37.8	76%
Non-sustaining capital expenditures(2)	2.2	—	100%	4.1	—	100%
Operating Highlights:
Tonnes mined (000s)	10,152	10,935	(7)%	43,588	41,238	6%
Tonnes ore mined (000s)	3,554	5,350	(34)%	18,323	19,196	(5)%
Tonnes processed (000s)	5,448	5,498	(1)%	20,900	20,067	4%
Process plant head grade gold (g/t)	0.53	0.40	31%	0.46	0.41	11%
Process plant head grade copper (%)	0.20%	0.24%	(18)%	0.21%	0.26%	(16)%
Gold recovery (%)	65.9%	61.2%	8%	65.8%	62.9%	5%
Copper recovery (%)	74.8%	73.4%	2%	78.3%	77.4%	1%
Concentrate produced (dmt)	37,161	45,943	(19)%	162,250	184,915	(12)%
Gold produced (oz) (3)	59,529	42,664	40%	196,438	161,855	21%
Gold sold (oz)(3)	58,642	33,929	73%	203,103	154,100	32%
Average realized gold price - combined ($/oz)(3)(4)	1,345	1,376	(2)%	1,319	1,330	(1)%
Copper produced (000s lbs)(3)	16,993	20,376	(17)%	73,275	82,816	(12)%
Copper sold (000s lbs)(3)	17,184	18,975	(9)%	78,017	80,477	(3)%
Average realized copper price - combined ($/lb)(3)(4)	3.59	2.79	29%	2.92	2.22	32%
Unit Costs:
Gold production costs ($/oz)	670	755	(11)%	683	781	(13)%
All-in sustaining costs on a by-product basis ($/oz)(2)	518	488	6%	508	552	(8)%
All-in costs on a by-product basis ($/oz)(2)(5)	573	577	(1)%	556	600	(7)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	883	1,043	(15)%	883	939	(6)%
Copper production costs ($/lb)	1.79	1.31	37%	1.51	1.24	22%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.34	1.80	30%	1.94	1.48	31%

(1)	Includes exploration costs, marketing and selling costs and impairment reversal.
(2)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)	Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)	This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(5)	Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Centerra Gold Inc. Annual Report 2021	30

Fourth Quarter 2021 compared to Fourth Quarter 2020

Earnings from mine operations of $50.9 million were recognized in the fourth quarter of 2021 compared to $35.5 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold and higher average realized copper prices, partially offset by an increase in production costs, higher depreciation, depletion and amortization expenses and lower copper pounds sold.

Mount Milligan Q4 cash provided by mine operations ($ millions)

Cash provided by mine operations of $63.5 million was recognized in the fourth quarter of 2021 compared to $44.0 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold and higher average realized copper prices, partially offset by an increase in production costs and lower copper pounds sold.

Free cash flowNG from mine operations of $46.3 million was recognized in the fourth quarter of 2021 compared to $30.7 million in the fourth quarter of 2020, primarily due to an increase in cash provided by mine operations, partially offset by an increase in sustaining capital expendituresNG related to the implementation of a tailings pumping system, which will replace the current gravity system. In addition, there were higher non-sustaining capital expendituresNG related related to the stage flotation reactors project in the fourth quarter of 2021.

During the fourth quarter of 2021, mining activities were carried out in phases 4, 5, 7, 8, and 9 of the open pit. Total tonnes mined were 10.2 million tonnes in the fourth quarter of 2021 compared to 10.9 million tonnes in the fourth quarter of 2020. The decrease in tonnes mined was primarily due to lower tonnes of ore mined as a result of lower operator availability for mining equipment and consequently higher rehandling from the stockpile to maintain the required throughput.

Total process plant throughput for the fourth quarter of 2021 was 5.4 million tonnes, averaging 59,223 tonnes per calendar day, compared to 5.5 million tonnes, averaging 59,762 tonnes per calendar day in the fourth quarter of 2020. The decrease in throughput was a result of the longer planned process plant shutdown in the fourth quarter of 2021 which required the full SAG mill lining changeover compared to a less significant shutdown in the fourth quarter of 2020.

Gold production was 59,529 ounces in the fourth quarter of 2021 compared to 42,664 ounces in the fourth quarter of 2020. The increase was due to higher gold grades and recoveries. During the fourth quarter of 2021, the average gold grade and recoveries were 0.53 g/t and 66%, compared to 0.40 g/t and 61% in the fourth quarter of 2020. Total copper production was 17.0 million pounds in the fourth quarter of 2021 compared to 20.4 million pounds in the fourth quarter of 2020. The decrease was due to lower copper grades, partially offset by higher recoveries.

Centerra Gold Inc. Annual Report 2021	31

Gold production costs were $670 per ounce in the fourth quarter of 2021 compared to $755 per ounce in fourth quarter of 2020. The decrease was due to an increase in gold sold during the fourth quarter of 2021 and a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper. This was partially offset by higher milling costs due to higher contractor costs associated with the SAG mill liners changeover during the planned shutdown, higher mining costs due to an increase in fuel consumption from higher number of tonnes moved (including tonnes rehandled from the stockpile), higher professional services costs related to mining studies and the impact of the strengthening of the Canadian dollar relative to the US dollar between periods. In the fourth quarter of 2021, the Company was able to minimize the impact of foreign exchange and diesel fuel cost pressures on the Mount Milligan Mine through its hedging program. In addition, the mine was able to partially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues by maintaining increased levels of supplies inventory.

Copper production costs were $1.79 per pound in the fourth quarter of 2021 compared to $1.31 per pound in the fourth quarter of 2020. The increase was primarily due to a decrease in copper sold, a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper, and higher production costs outlined above.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $518 per ounce in the fourth quarter of 2021 compared to $488 per ounce in the fourth quarter of 2020. The increase was primarily due to higher production costs and higher sustaining capital expendituresNG related to the implementation of a tailings pumping system, which will replace the current gravity system, partially offset by higher gold ounces sold and higher average realized copper prices.

All-in costs on a by-product basisNG were $573 per ounce in the fourth quarter of 2021 compared to $577 per ounce in the fourth quarter of 2020. The decrease was due to lower exploration expense, partially offset by an increase in all-in sustaining costs on a by-product basisNG and higher non-sustaining capital expendituresNG related to the stage flotation reactors project.

Centerra Gold Inc. Annual Report 2021	32

Year-ended December 31, 2021 compared to 2020

Earnings from mine operations of $165.2 million were recognized in 2021 compared to $101.1 million in 2020. The increase was primarily due to an increase in gold sold and higher average realized copper prices. This was partially offset by an increase in production costs from higher throughput, higher milling costs, and the impact of the strengthening of the Canadian dollar. In addition, there was an increase in depreciation, depletion and amortization expense primarily due to the decrease in reserves between the periods.

Mount Milligan YTD cash provided by mine operations ($ millions)

Cash provided by mine operations of $268.9 million was recognized in 2021 compared to $185.3 million in 2020. The increase was due to an increase in gold sold, higher average realized copper prices, and a favourable change in working capital, primarily related to the timing of vendor payments between periods. This was partially offset by an increase in production costs.

Free cash flowNG from mine operations of $201.5 million was recognized in 2021 compared to $150.2 million in 2020, The increase was primarily due to an increase in cash provided by mine operations, partially offset by an increase in sustaining capital expendituresNG related to the purchase of mining equipment, TSF development costs and the tailings pumping system project. In addition, there were higher non-sustaining capital expendituresNG related to the stage flotation reactors project in 2021.

During 2021, mining activities were carried out in phases 4, 5, 7, 8 and 9 of the open pit. Total tonnes mined were 43.6 million tonnes in 2021 compared to 41.2 million tonnes in 2020. An increase in tonnes mined was primarily due to higher step-out tonnes from more equipment availability in 2021 compared to 2020.

The Mount Milligan Mine reported record mill throughput in 2021, processing 20.9 million tonnes, averaging 57,261 tonnes per calendar day, compared to 20.1 million tonnes in 2020, averaging 54,827 tonnes per calendar day. The higher throughput was primarily due to improved processing efficiency rate and better reliability of the secondary crushing circuit in 2021 compared to 2020.

Gold production was 196,438 ounces in 2021 compared to 161,855 ounces in 2020. The increase was due to higher throughput, gold grades and recoveries. During 2021, the average gold grade was 0.46 g/t and recoveries were 66% compared to 0.41 g/t and 63% in 2020. Total copper production was 73.3 million pounds in 2021 compared to 82.8 million pounds in 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

Centerra Gold Inc. Annual Report 2021	33

Gold production costs were $683 per ounce in 2021 compared to $781 per ounce in 2020. The decrease was primarily due to an increase in gold sold, partially offset by higher milling costs as a result of higher maintenance costs, and the impact of the strengthening of the Canadian dollar. In 2021, the Company was able to minimize the impact of foreign exchange and diesel fuel cost pressures on the Mount Milligan Mine through its hedging program. In addition, the mine was able to partially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues, by maintaining increased levels of supplies inventory.

Copper production costs were $1.51 per pound in 2021 compared to $1.24 per pound in 2020, primarily as a result of a decrease in copper pounds sold and higher production costs due to the reasons outlined above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $508 per ounce for 2021 compared to $552 per ounce in 2020. The decrease was primarily due to higher average realized copper prices and an increase in gold ounces sold, partially offset by higher sustaining capital expendituresNG and production costs.

All-in costs on a by-product basisNG were $556 per ounce in 2021 compared to $600 per ounce in 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG. This was partially offset by an increase in non- sustaining capital expendituresNG relating to the stage flotation reactors project.

Centerra Gold Inc. Annual Report 2021	34

Öksüt Mine

The Öksüt Mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020. Prior to achieving commercial production, revenue from the sale of gold ounces was deducted from the cost of related property, plant and equipment and the associated production costs were added to the related property, plant and equipment.

Öksüt Mine Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Revenue	56.9	74.3	(23)%	199.4	186.5	7%
Production costs	10.4	13.8	(25)%	51.1	35.2	45%
Depreciation, depletion and amortization	7.8	7.1	10%	30.2	16.0	89%
Earnings from mine operations	38.7	53.4	(28)%	118.1	135.3	(13)%
Earnings from operations(1)	39.2	52.4	(25)%	116.4	133.6	(13)%
Cash provided by mine operations	39.5	61.8	(36)%	131.7	146.1	(10)%
Free cash flow from mine operations(2)	35.3	46.5	(24)%	111.6	105.2	6%
Additions to property, plant and equipment	9.3	38.4	(76)%	24.9	69.3	(64.1)%
Capital expenditures - total(2)	4.3	15.3	(72)%	19.6	43.8	(55)%
Sustaining capital expenditures(2)	4.1	9.1	(55)%	18.8	13.4	40%
Non-sustaining capital expenditures(2)	0.2	6.2	(97)%	0.8	30.4	(97)%
Operating Highlights:
Tonnes mined (000s)	3,820	4,440	(14)%	15,251	15,115	1%
Tonnes ore mined (000s)	1,410	115	1128%	4,352	2,578	69%
Ore mined - grade (g/t)	2.18	1.91	14%	1.54	1.68	(8)%
Ore crushed (000s)	1,047	637	64%	3,947	3,428	15%
Tonnes of ore stacked (000s)	1,064	952	12%	3,969	3,445	15%
Heap leach grade (g/t)	2.42	0.78	210%	1.54	1.40	10%
Heap leach contained ounces stacked	82,943	23,950	246%	195,990	154,948	26%
Gold produced (oz)	31,668	39,380	(20)%	111,703	106,068	5%
Gold sold (oz)(3)	31,670	39,380	(20)%	111,654	105,503	6%
Average realized gold price ($/oz)(4)	1,796	1,887	(5)%	1,786	1,768	1%
Unit Costs:
Gold production costs ($/oz)	328	350	(6)%	457	356	28%
All-in sustaining costs on a by-product basis ($/oz)(2)	495	658	(25)%	668	523	28%
All-in costs on a by-product basis ($/oz)(2)	501	841	(40)%	694	848	(18)%

(1)	Includes exploration costs.
(2)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)	Includes 6,654 ounces sold before the mine was in commercial production.
(4)	This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Centerra Gold Inc. Annual Report 2021	35

Fourth Quarter 2021 compared to Fourth Quarter 2020

Earnings from mine operations were $38.7 million in the fourth quarter of 2021, compared to $53.4 million in the fourth quarter of 2020. The decrease was primarily due to lower gold revenue as a result of both a decrease in ounces of gold sold and slightly lower average realized gold prices. The decrease was partially offset by lower production costs, primarily due to a decrease in ounces of gold sold and the weakening of the Turkish lira relative to the US dollar between the periods which offset the impact of rapidly increasing inflation starting in December 2021.

Öksüt Mine Q4 cash provided by mine operations ($ millions)

Cash provided by mine operations of $39.5 million was recognized in the fourth quarter of 2021, compared to $61.8 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in gold revenues and higher cash taxes paid, partially offset by a decrease in production costs.

Free cash flowNG from mine operations of $35.3 million was recognized in the fourth quarter of 2021, compared to $46.5 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG from a decrease in capitalized stripping costs and lower non- sustaining capital expendituresNG as the construction of the Öksüt Mine was completed in 2020.

Mining activities in the fourth quarter of 2021 were carried out in phases 2 and 4 of the Keltepe pit and phase 2 of the Güneytepe pit. Total tonnes mined were 3.8 million tonnes in the fourth quarter of 2021 compared to 4.4 million tonnes in the fourth quarter of 2020. The decrease in tonnes mined was primarily due to higher downtime in the pit from unfavourable weather conditions, including heavy fog, poor visibility and snow.

Processing activities in the fourth quarter of 2021 were focused on the preparation, stacking and irrigation of the heap leach pad. In the fourth quarter of 2021 the Öksüt Mine stacked 1.1 million tonnes at an average grade of 2.42 g/t, containing 82,943 ounces of gold, compared to 1.0 million tonnes stacked at an average grade of 0.78 g/t, containing 23,950 ounces of gold in the fourth quarter of 2020.

Gold production was 31,668 ounces in the fourth quarter of 2021 compared to 39,380 ounces in the fourth quarter of 2020, primarily due to the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021. Gold production associated with the tonnes of ore stacked but not leached in the fourth quarter of 2021 is expected to occur early in 2022 as solution is applied.

Gold production costs were $328 per ounce in the fourth quarter of 2021 compared to $350 in the fourth quarter of 2020. The decrease was primarily due to the weakening of the Turkish lira relative to the US dollar, partially offset by a decrease in ounces of gold sold.

Centerra Gold Inc. Annual Report 2021	36

Öksüt Mine Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $495 per ounce in the fourth quarter of 2021 compared to $658 in the fourth quarter of 2020. The decrease was primarily due to lower production costs and lower sustaining capital expenditures from lower capitalized stripping costs, partially offset by lower ounces of gold sold.

All-in costs on a by-product basisNG were $501 per ounce in the fourth quarter of 2021 compared to $841 in the fourth quarter of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

Year-ended December 31, 2021 and 2020

As the Öksüt Mine achieved commercial production on May 31, 2020, financial and operating results for the year ended December 31, 2021 may not be comparable to the results for the year ended December 31, 2020.

Earnings from mine operations were $118.1 million in 2021 compared with $135.3 million in 2020. The decrease was primarily due to an increase in production costs and depreciation, depletion and amortization expense from a longer operating period and higher number of ore tonnes stacked on the heap leach pad. The increase in production costs was also due to a lower strip ratio, resulting in lower portion of mining costs being capitalized and higher community and social spending undertaken in the first full year of commercial production. The decrease was partially offset by the weakening of the Turkish lira relative to the US dollar between periods.

Cash provided by mine operations was $131.7 million in 2021 compared with $146.1 million in 2020. The decrease was primarily due to an increase in production costs and an increase in income taxes paid, partially offset by an increase in gold revenue from higher ounces of gold sold.

Free cash flowNG from mine operations was $111.6 million in 2021 compared with $105.2 million in 2020. The increase was primarily due to lower non-sustaining capital expenditures, as the mines construction was completed in 2020, partially offset by lower cash provided by mine operations and higher sustaining capital expendituresNG related to the heap leach expansion, capitalized drilling costs, and ADR plant upgrades.

Processing activities in 2021 were focused on the preparation, stacking and irrigation of the heap leach pad, with 4.0 million tonnes stacked at an average grade of 1.54 g/t containing 195,990 ounces of gold compared with 3.4 million tonnes stacked in 2020 at an average grade of 1.40 g/t containing 154,948 ounces of gold.

Gold production was 111,703 ounces in 2021 compared to 106,068 ounces in 2020, primarily due to higher number of ore tonnes stacked on the heap leach pad and higher average gold grade stacked, partially offset by the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

Centerra Gold Inc. Annual Report 2021	37

Gold production costs were $457 per ounce in 2021 compared with $356 per ounce in 2020. The increase was primarily due to lower strip ratio, resulting in lower portion of mining costs being capitalized and higher community and social spending related to various one-off initiatives in the local community, some of which were undertaken in the first full year of commercial production. The increase was partially offset by an increase in ounces of gold sold.

All-in sustaining costs on a by-product basisNG were $668 per ounce in 2021 compared with $523 per ounce in 2020. The increase was primarily due to higher production costs and higher sustaining capital expendituresNG, partially offset by an increase in ounces of gold sold.

All-in costs on a by-product basisNG were $694 per ounce in 2021 compared with $848 per ounce in 2020. The decrease was primarily due to lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020, partially offset by higher all-in sustaining costs on a by-product basisNG.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Thompson Creek Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate, purchased from third parties, into upgraded products which are then sold in the metallurgical and chemical markets.

Molybdenum BU Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Molybdenum revenue	48.6	33.7	44%	184.5	132.3	40%
Other revenue	2.9	1.7	74%	10.2	8.5	21%
Total revenue	51.6	35.4	46%	194.8	140.8	38%
Production costs	51.5	35.0	47%	179.7	154.9	16%
Depreciation, depletion and amortization	1.5	1.7	(12)%	6.4	6.8	(6)%
(Loss) earnings from mine operations	(1.2)	(1.3)	6%	8.7	(20.9)	(142)%
Care and maintenance costs - Molybdenum mines	4.3	3.1	37%	14.6	12.9	13%
Reclamation expense	24.1	9.3	(159)%	23.2	53.4	(57)%
Other operating expenses	0.8	0.6	31%	2.2	2.1	4%
Net loss from operations	(30.4)	(14.1)	(115)%	(31.4)	(89.3)	(65)%
Cash (used in) provided by operations	(15.8)	(3.8)	316%	(37.3)	11.4	(427)%
Free cash flow (deficit) from operations(1)	(17.2)	(6.2)	177%	(39.8)	5.6	811%
Additions to property, plant and equipment	1.4	3.0	(53)%	2.5	6.5	62%
Total capital expenditures(1)	1.4	2.3	(39)%	2.5	5.8	(57)%
Operating Highlights:
Mo purchased (lbs)	2,941	2,924	1%	10,650	13,577	(22)%
Mo roasted (lbs)	2,475	2,712	(9)%	10,286	13,760	(25)%
Mo sold (lbs)	2,361	3,610	(35)%	11,461	13,667	(16)%
Average market Mo price ($/lb)	18.89	9.01	110%	15.98	8.68	84%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Centerra Gold Inc. Annual Report 2021	38

Fourth Quarter 2021 compared to Fourth Quarter 2020

Loss from mine operations of $1.2 million was recognized in the fourth quarter of 2021 compared to a loss of $1.3 million in the fourth quarter of 2020. The decrease in loss from mine operations was primarily due to increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $15.8 million was recognized in the fourth quarter of 2021, compared to $3.8 million in the fourth quarter of 2020. The increase in cash used in operations is primarily due to an unfavourable working capital change from an increase in product inventory and as a result of the higher average molybdenum prices paid to obtain that inventory.

Free cash flow deficit from operationsNG of $17.2 million was recognized in the fourth quarter of 2021, compared to $6.2 million in the fourth quarter of 2020. The increased deficit was primarily due to lower cash provided by operations.

The Langeloth Facility roasted and sold 2.5 million pounds and 2.4 million pounds of molybdenum, respectively, in the fourth quarter of 2021, compared to 2.7 million pounds and 3.6 million pounds, respectively in the fourth quarter of 2020. This decrease in the molybdenum roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Reclamation expense was $24.1 million in the fourth quarter of 2021 compared to $9.3 million in the fourth quarter of 2020. The increase in expense was primarily due to a decline in the estimated discount rates applied to the underlying future reclamation costs and an increase in estimated future reclamation cash flows impacted by various factors, including higher inflation.

Year-ended December 31, 2021 compared to 2020

Earnings from mine operations of $8.7 million were recognized in 2021 compared to a loss from mine operations of $20.9 million in 2020. The increase was primarily due to the increased sales margin from rising molybdenum prices and a non-cash write-down related to product inventory recorded in 2020 of $13.6 million.

Cash used by operations was $37.3 million in 2021 compared to cash provided by operations of $11.4 million in 2020. The decline was primarily due to an unfavourable working capital change related to product inventory purchases at higher average molybdenum prices and a $22.8 million non-recurring tax refund received in 2020.

Centerra Gold Inc. Annual Report 2021	39

Free cash flow deficit from operationsNG of $39.8 million was recognized in 2021 compared to $5.6 million in 2020, primarily due to lower cash provided by operations, as described above.

The Langeloth Facility roasted and sold 10.3 million pounds and 11.5 million pounds of molybdenum, respectively, in 2021 compared to 13.8 million pounds and 13.7 million pounds, respectively, in 2020. The decrease in the molybdenum both roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Discontinued Operations

Kumtor Mine

As a result of the events described in the Recent Events and Developments section, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is only presenting 2021 financial and operating results pertaining to the period up to the date that the loss of control occurred. Therefore, the results may not be comparable between reporting periods.

Kumtor Mine Financial and Operating Results

	Three months ended December 31		Year ended December 31
($millions, except as noted)	2021	2020	2021	2020
Financial Highlights:
Revenue	—	179.6	264.1	988.9
Production costs	—	43.9	72.6	202.1
Depreciation, depletion and amortization	—	38.5	57.9	209.5
Standby costs	—	—	—	6.7
Earnings from mine operations	—	97.2	133.6	570.6
Loss on the change of control of the Kumtor Mine	—	—	(926.4)	—
Net earnings (loss) from discontinued operations	—	63.6	(828.7)	392.4
Cash provided by operating activities from discontinued operations	—	97.6	143.9	657.6
Cash used in investing activities from discontinued operations	—	69.5	96.1	228.7
Net cash flow from discontinued operations	—	28.1	47.8	428.9
Free cash flow from discontinued operations(1)	—	25.1	53.7	434.9
Operating Highlights:
Tonnes mined (000s)	—	42,733	74,261	103,735
Tonnes ore mined (000s)	—	115	1,298	705
Tonnes processed (000s)	—	1,563	2,343	6,323
Process plant head grade (g/t)	—	2.11	2.52	3.27
Recovery (%)(2)	—	74.2%	71.5%	81.4%
Gold produced (oz)	—	90,402	139,830	556,136
Gold sold (oz)	—	96,641	147,800	569,213
Unit Costs:
Gold production costs ($/oz)	—	311	491	355
All-in sustaining costs on a by-product basis ($/oz)(1)	—	778	929	746
All-in costs on a by-product basis ($/oz)(1)	—	1,062	1,414	1,047

(1)	Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	Metallurgical recoveries are based on recovered gold, not produced gold.

Centerra Gold Inc. Annual Report 2021	40

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion and Premier Gold Mines Limited, the Company was entitled to received further contingent consideration, payable upon making a construction decision and upon achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sale of its interest in Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment.

Quarterly Results – Previous Eight Quarters

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2021				2020
quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	251	221	202	226	212	251	130	128
Net earnings (loss) from continuing operations	275	28	33	111	31	82	(39)	(66)
Basic earnings (loss) per share - continuing operations	0.93	0.09	0.11	0.37	0.10	0.28	(0.13)	(0.22)
Diluted earnings (loss) per share - continuing operations	0.92	0.09	0.10	0.36	0.10	0.26	(0.13)	(0.24)
Net earnings (loss)	275	28	(852)	167	95	206	81	20
Basic earnings (loss) per share	0.93	0.09	(2.87)	0.57	0.32	0.70	0.27	0.07
Diluted earnings (loss) per share	0.92	0.09	(2.87)	0.55	0.32	0.68	0.27	0.06

Related Party Transactions

Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$265,407	$995,111
Deduct: refinery and financing charges	(1,248)	(6,164)
Net revenue received from Kyrgyzaltyn(1)	$264,159	$988,947

(1)	Presented in results from discontinued operations.

Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

Centerra Gold Inc. Annual Report 2021	41

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	2021	2020
Sales to Sojitz	$24,780	$12,469
Deduct: commission charges	(305)	(253)
Revenue(1)	$24,475	$12,216

(1)	Amount receivable from Sojitz as at December 31, 2021 was $2.6 million (December 31, 2020 - $0.3 million ).

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2021 and 2020, remuneration to key management personnel was as follows:

Compensation of key management personnel

	2021	2020
Director fees earned and other compensation	$754	$820
Salaries and benefits	7,830	6,354
Share-based compensation	1,894	12,275
Total compensation	$10,478	$19,449

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and (loss) earnings are outlined in Note 4 of the audited consolidated financial statements for the year ended December 31, 2021.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout 2021.

Centerra Gold Inc. Annual Report 2021	42

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. Most of these offices were subsequently re- opened, under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office can continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP and Other Financial Measures

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net earnings from continuing operations; free cash flow from continuing operations and adjusted free cash flow from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

•	All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non- GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of (loss) earnings, refining and transport costs, cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedging by-product sales revenue (added in the current year and applied retrospectively to the previous year). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

•	All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the fourth quarter and year ended December 31, 2021, 375 pounds and 452 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

Centerra Gold Inc. Annual Report 2021	43

•	Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

•	All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all- in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

•	Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the consolidated statements of (loss) income and comprehensive (loss) income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

•	Adjusted net earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net (loss) earnings from continuing operations as recorded in the consolidated statements of (loss) earnings and comprehensive (loss) income for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.

•	Free cash flow from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.

•	Free cash flow from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self- funding of each of its operating mines and facilities.

•	Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.

•	Adjusted free cash flow from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.

Centerra Gold Inc. Annual Report 2021	44

•	Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.

•	Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•	Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor
(Unaudited - $millions, unless otherwise specified)	2021	2020	2021	2020	2021	2020	2021	2020
Production costs attributable to gold	49.7	39.4	39.3	25.6	10.4	13.8	—	43.9
Production costs attributable to copper	30.7	24.9	30.7	24.9	—	—	—	—
Total production costs excluding molybdenum segment, as reported	80.4	64.3	70.0	50.5	10.4	13.8	—	43.9
Adjust for:
Third party smelting, refining and transport costs	2.3	2.3	2.2	2.3	0.1	—	—	1.1
By-product and co-product credits	(63.8)	(55.5)	(63.8)	(55.5)	—	—	—	(1.4)
Community costs related to current operations	—	—	—	—	—	—	—	2.2
Adjusted production costs	18.9	11.1	8.4	(2.7)	10.5	13.8	—	45.8
Corporate general administrative and other costs	7.3	17.5	(0.1)	0.3	—	—	—	—
Reclamation and remediation - accretion (operating sites)	1.5	0.7	0.5	0.7	1.0	—	—	0.7
Sustaining capital expenditures	24.3	25.7	20.2	16.6	4.1	9.1	—	63.4
Sustaining leases	1.4	4.7	1.3	1.7	0.1	3.0	—	—
All-in sustaining costs on a by-product basis	53.4	59.7	30.3	16.6	15.7	25.9	—	109.9
Revenue-based taxes	—	—	—	—	—	—	—	25.2
Exploration and study costs	6.4	7.5	1.1	3.0	—	1.0	—	5.5
Non-sustaining capital expenditures(1)	2.4	10.8	2.2	—	0.2	6.2	—	9.4
Care and maintenance costs and pre-development costs	4.0	5.8	—	—	—	—	—	—
All-in costs on a by-product basis	66.2	83.8	33.6	19.6	15.9	33.1	—	150.0
Ounces sold (000s)	90.3	73.3	58.6	33.9	31.7	39.4	—	141.3
Pounds sold (millions)	17.2	19.0	17.2	19.0	—	—	—	—
Gold production costs ($/oz)	550	537	670	755	328	350	—	311
All-in sustaining costs on a by-product basis ($/oz)	591	813	518	488	495	658	—	778
All-in costs on a by-product basis ($/oz)	732	1,144	573	577	501	841	—	1,062
Gold - All-in sustaining costs on a co-product basis ($/oz)	829	1,070	883	1,043	495	658	—	778
Copper production costs ($/pound)	1.79	1.31	1.79	1.31	n/a	n/a	—	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.34	1.80	2.34	1.80	n/a	n/a	—	n/a

(1)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related primarily to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2)	Presented on a continuing operations basis, excluding the results from the Kumtor Mine.

Centerra Gold Inc. Annual Report 2021	45

	Year ended December 31
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2021	2020	2021	2020	2021	2020	2021	2020
Production costs attributable to gold	189.9	155.6	138.8	120.4	51.1	35.2	72.6	202.2
Production costs attributable to copper	118.0	99.4	118.0	99.4	—	—	—	—
Total production costs excluding molybdenum segment, as reported	307.9	255.0	256.8	219.8	51.1	35.2	72.6	202.2
Adjust for:
Third party smelting, refining and transport costs	11.1	8.7	10.1	8.7	1.0	—	1.2	6.2
By-product and co-product credits	(238.0)	(188.9)	(238.0)	(188.9)	—	—	—	(7.3)
Community costs related to current operations	—	—	—	—	—	—	2.6	19.3
Adjusted production costs	81.0	74.8	28.9	39.6	52.1	35.2	76.4	220.4
Corporate general administrative and other costs	27.7	46.1	1.0	1.2	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.9	1.6	1.8	1.6	3.1	—	0.3	3.6
Sustaining capital expenditures	85.5	51.2	66.7	37.8	18.8	13.4	60.6	200.5
Sustaining leases	5.4	7.9	4.8	4.8	0.6	3.1	—	—
All-in sustaining costs on a by-product basis	204.5	181.6	103.2	85.0	74.6	51.7	137.3	424.5
Revenue-based taxes	—	—	—	—	—	—	37.0	138.5
Exploration and study costs	23.6	23.3	5.6	7.5	2.1	1.7	8.8	15.9
Non-sustaining capital expenditures(1)	5.3	53.0	4.1	—	0.8	30.4	25.9	16.8
Care and maintenance costs and pre-development costs	14.1	24.3	—	—	—	—	—	—
All-in costs on a by-product basis	247.4	282.2	112.9	92.5	77.5	83.8	209.0	595.7
Ounces sold (000s)	314.8	253.0	203.1	154.1	111.7	98.9	147.8	569.2
Pounds sold (millions)	78.0	80.5	78.0	80.5	—	—	—	—
Gold production costs ($/oz)	604	615	683	781	457	356	491	355
All-in sustaining costs on a by-product basis ($/oz)	649	718	508	552	668	523	929	746
All-in costs on a by-product basis ($/oz)	785	1,116	556	600	694	848	1,414	1,047
Gold - All-in sustaining costs on a co-product basis ($/oz)	891	954	883	939	668	523	929	746
Copper production costs ($/pound)	1.51	1.24	1.51	1.24	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	1.94	1.48	1.94	1.48	n/a	n/a	n/a	n/a

(1)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related primarily to the installation of the staged flotation reactors at the Mount Milligan Mine and the expansion of the Kumtor Mine while in prior year they related primarily to construction costs at the Öksüt Mine and the water treatment plant at the Kemess Project.
(2)	Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3)	Results for the periods ended December 31, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Centerra Gold Inc. Annual Report 2021	46

Adjusted net earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended		Year ended
	December 31,		December 31,
($millions, except as noted)	2021	2020	2021	2020
Net earnings (loss)	274.9	95.2	(381.8)	408.5
Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	—	—	926.4	—
Kumtor Mine legal costs, onerous contract and other related costs	11.3	—	27.5	—
Gain from the discontinuance of Kumtor Mine hedge instruments	—	—	(15.3)	—
Impairment reversal, net of tax	(117.3)	—	(117.3)	—
Gain on the sale of Greenstone property	(25.0)	—	(97.3)	—
Reclamation provision revaluation expense at sites on care and maintenance	24.2	9.3	24.1	53.4
Income and mining tax adjustments(1)	(132.7)	—	(132.7)	—
Adjusted net earnings	35.4	104.5	233.6	461.9

Net earnings (loss) per share - basic	0.93	0.32	(1.29)	1.39
Net earnings (loss) per share - diluted	0.92	0.32	(1.29)	1.37
Adjusted net earnings per share - basic	0.12	0.35	0.79	1.57
Adjusted net earnings per share - diluted	0.12	0.35	0.77	1.55

(1)	Income and mining taxes adjustments reflect foreign currency translation recorded to the income and mining taxes (recovery) expense and the tax impact on impairment reversal.

Adjusted net earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended		Year ended
	December 31		December 31,
($millions, except as noted)	2021	2020	2021	2020
Net earnings from continuing operations	274.9	31.6	446.9	16.1
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	11.3	—	25.5	—
Impairment reversal, net of tax	(117.3)	—	(117.3)	—
Gain on the sale of Greenstone property	(25.0)	—	(97.3)	—
Reclamation provision revaluation expense at sites on care and maintenance	24.2	9.3	24.1	53.4
Income and mining tax adjustments(1)	(132.7)	—	(132.7)	—
Adjusted net earnings from continuing operations	35.4	40.9	149.3	69.5

Net earnings from continuing operations per share - basic	0.93	0.11	1.51	0.05
Net earnings from continuing operations per share - diluted	0.92	0.11	1.50	0.05
Adjusted net earnings from continuing operations per share - basic	0.12	0.14	0.50	0.24
Adjusted net earnings from continuing operations per share - diluted	0.12	0.14	0.50	0.23

(1)	Income and mining taxes adjustments reflect foreign currency translation recorded to the income and mining taxes (recovery) expense and the tax impact on impairment reversal.

Centerra Gold Inc. Annual Report 2021	47

Free cash flow from continuing operations and adjusted free cash flow from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Cash provided by (used in) operating activities from continuing operations(1)	61.8	84.3	63.5	44.0	39.5	61.8	(15.8)	(3.8)	(25.4)	(17.7)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(23.1)	(35.6)	(17.3)	(13.3)	(4.2)	(15.3)	(1.4)	(2.3)	(0.2)	(4.7)
Free cash flow (deficit) from continuing operations	38.7	48.7	46.2	30.7	35.3	46.5	(17.2)	(6.1)	(25.6)	(22.4)
Adjust for:
Kumtor Mine legal and other related costs	5.3	—	—	—	—	—	—	—	5.3	—
Adjusted free cash flow from continuing operations	44.0	48.7	46.2	30.7	35.3	46.5	(17.2)	(6.1)	(20.3)	(22.4)

(1)	As presented in the Company’s consolidated statements of cash flows.

	Year ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Cash provided by (used in) operating activities from continuing operations(1)	270.9	272.4	268.9	185.3	131.7	146.1	(37.3)	11.4	(92.4)	(70.4)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(92.5)	(103.5)	(67.4)	(35.1)	(20.1)	(40.9)	(2.5)	(5.8)	(2.5)	(21.7)
Free cash flow (deficit) from continuing operations	178.4	168.9	201.5	150.2	111.6	105.2	(39.8)	5.6	(94.9)	(92.1)
Adjust for:
Kumtor Mine legal and other related costs	14.2	—	—	—	—	—	—	—	14.2	—
Adjusted free cash flow from continuing operations	192.6	168.9	201.5	150.2	111.6	105.2	(39.8)	5.6	(80.7)	(92.1)

(1)	As presented in the Company’s consolidated statements of cash flows.

Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020
Cash provided by operating activities from discontinued operations(1)	—	97.6	143.9	657.6
Adjust for:
Additions to property, plant & equipment from discontinued operations(1)	—	(72.5)	(90.2)	(222.7)
Free cash flow from discontinued operations	—	25.1	53.7	434.9

(1)	As presented in the Company’s consolidated statements of cash flows.

Centerra Gold Inc. Annual Report 2021	48

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Additions to PP&E(1)	46.9	65.8	28.9	16.0	9.3	38.4	1.4	3.0	7.3	8.3
Adjust for:
Costs capitalized to the ARO assets	(17.8)	(27.0)	(5.3)	(2.8)	(5.2)	(21.9)	—	—	(7.3)	(2.3)
Costs capitalized to the ROU assets	(1.3)	—	(1.5)	0.0	0.2	0.0	—	—	0.0	0.0
Other(2)(3)	0.3	1.6	0.3	3.4	0.0	(1.2)	—	(0.7)	0.1	0.1
Capital expenditures	28.1	40.4	22.4	16.6	4.3	15.3	1.4	2.3	0.1	6.2
Sustaining capital expenditures	25.7	28.0	20.2	16.6	4.1	9.1	1.4	2.3	0.1	—
Non-sustaining capital expenditures	2.4	12.4	2.2	—	0.2	6.2	—	—	—	6.2

(1)	As presented in the note 29 of the Company’s consolidated financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.
(3)	2020 figures at the Öksüt Mine include deferred financing costs related to the construction phase.

	Year ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Additions to PP&E(1)	118.9	140.7	83.7	38.1	24.9	69.3	2.5	6.5	7.8	26.8
Adjust for:
Costs capitalized to the ARO assets	(17.8)	(29.9)	(5.3)	(3.4)	(5.2)	(23.1)	—	—	(7.3)	(3.3)
Costs capitalized to the ROU assets	(6.9)	(1.1)	(6.8)	(0.5)	(0.1)	(0.1)	—	—	0.0	(0.5)
Other(2)(3)	(0.9)	1.0	(0.8)	3.6	0.0	(2.3)	—	(0.7)	(0.1)	0.4
Capital expenditures	93.3	110.7	70.8	37.8	19.6	43.8	2.5	5.8	0.4	23.3
Sustaining capital expenditures	88.0	57.0	66.7	37.8	18.8	13.4	2.5	5.8	0.4	—
Non-sustaining capital expenditures	5.3	53.7	4.1	—	0.8	30.4	—	—	—	23.3

(1)	As presented in the note 29 of the Company’s consolidated financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.
(3)	2020 figures at the Öksüt Mine include deferred financing costs related to the construction phase.

Centerra Gold Inc. Annual Report 2021	49

Mineral Reserves and Mineral Resources

The Company released the results of the updated mineral reserve and mineral resource estimates for the Mount Milligan Mine, the Öksüt Mine, and the Kemess Property as of December 31, 2021. The 2021 mineral reserves and resources estimate excludes the Greenstone project which was divested on January 19, 2021 as well the Kumtor Mine. The Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and the Company concluded that it had lost control of the Kumtor Mine. Therefore, the mineral reserves and mineral resources as at December 31, 2021 do not include the Kumtor Mine.

Mount Milligan’s mineral reserves and mineral resources are presented on a 100%-basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby Royal Gold is entitled to 35% and 18.75% of gold and copper sales respectively. Under this streaming arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Total gold mineral reserves and resources

Gold (000s attributable ounces contained)(1)(4)	2021	2020
Total proven and probable mineral reserves	4,849	11,166
Total measured and indicated mineral resources(2)	7,084	7,948
Total inferred mineral resources(2)(3)	1,032	5,379

(1)	Centerra’s equity interests as at December 31, 2021, are as follows: Mount Milligan Mine 100%, Öksüt Mine 100% and Kemess Project 100%. The mineral reserves and mineral resources above reflect Centerra's equity interests in the applicable properties.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(4)	Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100%-basis.

Total copper mineral reserves and resources

Copper (millions of pounds contained)(1)(4)	2021	2020
Total proven and probable mineral reserves	1,366	1,467
Total measured and indicated mineral resources(2)	5,783	5,329
Total inferred mineral resources(2)(3)	539	520

(1)	Centerra’s equity interests as at December 31, 2021, are as follows: Mount Milligan Mine 100%, Kemess Project 100% and Berg property 100%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(4)	Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Total molybdenum mineral reserves and resources

Molybdenum (millions of pounds contained)(1)(3)(4)	2021	2020
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	636	636
Total inferred mineral resources(3)	50	50

(1)	Centerra’s equity interests are Berg property 100%, Thompson Creek Mine 100%, and Endako Mine 75%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Centerra Gold Inc. Annual Report 2021	50

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2021	2020
Gold price
Gold mineral reserves ($/oz)	1,250-1,350	1,250-1,350
Gold mineral resources ($/oz)	1,450-1,550	1,500-1,550

Copper price
Copper mineral reserves ($/lb)	3.00	3.00
Copper mineral resources ($/lb)	3.50	3.50

Molybdenum price
Molybdenum mineral resources ($/lb)	14.00	14.00

Foreign exchange rates
1 USD : Canadian dollar	1.25-1.30	1.25
1 USD : Turkish lira	7.50	5.50

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources

The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (“APGO”) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101-compliant technical report dated February 24, 2021 (with an effective date of July 1, 2020) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used are described in the technical report. While Centerra owns 100% of the Kumtor Mine, the mine is no longer under the Company’s control as a result of Kyrgyz Government actions that took place in May 2021 and which are disclosed above under “Recent Events and Developments – Kumtor Mine”.

The Mount Milligan deposit is described in a NI 43-101-compliant technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt deposit is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc. Annual Report 2021	51

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

52

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Scott G. Perry	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 24, 2022

Centerra Gold Inc. Annual Report 2021	53

Report of Independent Registered Public Accounting Firm	KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

To the Shareholders and the Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Centerra Gold Inc. (the Company) as of December 31, 2021, the related consolidated statements of (loss) earnings and comprehensive (loss) income, shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loss of control of the Kumtor cash generating unit (CGU)

As discussed in Note 5 to the consolidated financial statements, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. A loss on the change of control equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, totaling $926.4 million, was recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income.

We identified the assessment of the loss of control and the presentation as a discontinued operation of the Kumtor CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s ability to effectively exercise power over the relevant activities related to the CGU, including to affect the economic returns of the CGU through its managerial involvement and be exposed to variable returns of the CGU. In addition, auditor judgment was required to assess whether the loss of control of the CGU was a disposal.

Centerra Gold Inc. Annual Report 2021	54

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada	Tel 416-777-8500 Fax 416-777-8818

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control over the Company’s process to assess the loss of control of the CGU. This included an assessment of whether the Company was able to effectively exercise power over the relevant activities, affect the economic returns, be exposed to variable returns of the CGU and whether the loss of control was a disposal. We analyzed the Company’s loss of control and discontinued operations assessment by comparing the facts and circumstances to publicly disclosed information including the temporary management law passed by the Kyrgyz Republic. We evaluated the Company’s disclosure by comparing to the requirements related to loss of control and presentation as discontinued operations.

Recoverable amount of the Mount Milligan CGU

As discussed in Note 6 to the consolidated financial statements, in the fourth quarter of 2021, the Company identified improved and reliable performance, increased expectation of resource conversion and increased long-term gold and copper prices to be an indicator to test the Mount Milligan Mine for impairment reversal. The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rates and estimates of the fair value attributable to mineralization in excess of life of mine plans. As the Mount Milligan Mine CGU’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of (loss) earnings.

We identified the assessment of the recoverable amount of property, plant and equipment of the Mount Milligan CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount. Significant assumptions were the production levels, operating and capital costs, future metal prices, foreign exchange rates, the discount rate and fair value attributable to mineralization in excess of life of mine plans. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan and the fair value attributable to mineralization in excess of life of mine plans.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Company’s process to determine recoverable amount of the Mount Milligan CGU. This included controls over the determination of future cash flows in the life-of-mine models used to estimate the recoverable amount of the CGU and the development of the significant assumptions. We assessed the estimates of the future production levels and operating and capital cost assumptions used in the life of mine plans by comparing them to historical results. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the future metal prices and foreign exchange rates by comparing to third party estimates

•	evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources and data for comparable entities

•	assessing the fair value attributable to mineralization in excess of life of mine plans, by comparing the assumption to the implied value per ounce of the mineral reserves and resources in the discounted cash flow model.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004

Toronto, Canada
February 24, 2022

Centerra Gold Inc. Annual Report 2021	55

INDEPENDENT AUDITORS’ REPORT	KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the comparative information in the consolidated accompanying financial statements of Centerra Gold Inc. (the Entity), which comprise:

•	the consolidated statement of financial position as at December 31, 2020

•	the consolidated statement of earnings (loss) and other comprehensive (loss) income for the year ended December 31, 2020

•	the consolidated statement of shareholders’ equity for the year ended December 31, 2020

•	the consolidated statement of cash flows for the year ended December 31, 2020

•	and notes to the consolidated comparative information, including a summary of significant accounting policies.

(Hereinafter referred to as the “comparative information”).

In our opinion, the comparative information in the accompanying financial statements presents fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Comparative Information” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the comparative information in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Comparative Information

Management is responsible for the preparation and fair presentation of the comparative information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of comparative information that is free from material misstatement, whether due to fraud or error.

In preparing the comparative information, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Comparative Information

Our objectives are to obtain reasonable assurance about whether the comparative information as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the comparative information.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

Centerra Gold Inc. Annual Report 2021	56

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

We also:

•	Identify and assess the risks of material misstatement of the comparative information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the comparative information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the comparative information, including the disclosures, and whether the comparative information represents the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group Entity to express an opinion on the comparative information. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor's report is Daniel Gordon Ricica.

Toronto, Canada

February 24, 2022

Centerra Gold Inc. Annual Report 2021	57

Centerra Gold Inc.

Consolidated Statements of Financial Position

As at December 31,	Notes	2021	2020
(Expressed in thousands of United States dollars)
Assets
Current assets
Cash and cash equivalents		$947,230	$545,180
Amounts receivable	8	76,841	66,108
Inventories	9	221,220	580,587
Assets held-for-sale	7	—	140,005
Other current assets	10	25,802	40,961
		1,271,093	1,372,841
Property, plant and equipment	11	1,272,091	1,686,067
Deferred income tax assets	22	101,300	—
Other non-current assets	12	32,084	77,101
		1,405,475	1,763,168
Total assets		$2,676,568	$3,136,009
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13	$186,820	$232,704
Income tax payable	22	25,253	2,474
Liabilities held-for-sale	7	—	2,255
Other current liabilities	10	15,281	20,395
		227,354	257,828
Deferred income tax liabilities	22	54,861	39,473
Provision for reclamation	15	331,312	351,149
Other non-current liabilities	12	19,425	21,541
		405,598	412,163
Shareholders' equity
Share capital	23	984,095	975,122
Contributed surplus		30,809	30,601
Accumulated other comprehensive income		6,829	11,600
Retained earnings		1,021,883	1,448,695
		2,043,616	2,466,018
Total liabilities and shareholders' equity		$2,676,568	$3,136,009
Commitments and contingencies (note 25) Subsequent events (note 30)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:

Michael S. Parrett	Richard W. Connor

Centerra Gold Inc. Annual Report 2021	58

Centerra Gold Inc.

Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

For the years ended December 31,	Notes	2021	2020
(Expressed in thousands of United States dollars) (except per share amounts)
Revenue	17	$900,141	$721,262

Cost of sales
Production costs		487,676	409,967
Depreciation, depletion and amortization		120,505	95,810
Earnings from mine operations		291,960	215,485

Exploration and development costs		26,082	31,537
Corporate administration	18	27,134	45,674
Care and maintenance expense		28,723	29,117
Impairment reversal	6	(160,000)	—
Reclamation expense	15	23,347	53,381
Other operating expenses	19	12,759	11,862
Earnings from operations		333,915	43,914

Gain on sale of Greenstone Partnership	7	(97,274)	—
Other non-operating expenses	20	23,493	6,247
Finance costs	21	4,762	13,818
Earnings before income tax		402,934	23,849
Income tax (recovery) expense	22	(44,015)	7,709
Net earnings from continuing operations		446,949	16,140
Net (loss) earnings from discontinued operations	5	(828,717)	392,398
Net (loss) earnings		$(381,768)	$408,538

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$31	$839
Net (loss) gain on derivative instruments	27	(4,802)	11,513
Other comprehensive (loss) income		(4,771)	12,352
Total comprehensive (loss) income		$(386,539)	$420,890

Earnings per share - continuing operations:
Basic	23	$1.51	$0.05
Diluted	23	$1.48	$0.05
(Loss) earnings per share:
Basic	23	$(1.29)	$1.39
Diluted	23	$(1.29)	$1.37

Cash dividends declared per common share (C$)		$0.24	$0.18

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Annual Report 2021	59

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,	Notes	2021	2020
(Expressed in thousands of United States dollars)
Operating activities
Net earnings from continuing operations		$446,949	$16,140

Adjustments:
Depreciation, depletion and amortization		126,374	102,046
Reclamation expense	15	23,347	53,581
Share-based compensation expense		1,364	20,348
Finance costs	21	4,762	13,818
Inventory impairment		377	13,588
Gain on sale of Greenstone Partnership	7	(97,274)	—
Income tax (recovery) expense	22	(44,015)	7,709
Income taxes (paid) refunded		(17,182)	18,490
Impairment reversal	6	(160,000)	—
Other		(1,023)	4,082
		283,679	249,802
Changes in working capital	24	(12,771)	22,588
Cash provided by operating activities from continuing operations		270,908	272,390
Cash provided by operating activities from discontinued operations		143,853	657,625
Cash provided by operating activities		414,761	930,015

Investing activities
Property, plant and equipment additions		(92,500)	(103,563)
Proceeds from sale of Greenstone Partnership	7	210,291	—
Proceeds from disposition of marketable securities		—	4,372
Proceeds from disposition of fixed assets	11	11,868	—
Decrease in restricted cash		2,660	25,246
Decrease (increase) in other assets		188	(690)
Cash provided by (used in) investing activities from continuing operations		132,507	(74,635)
Cash used in investing activities from discontinued operations		(96,081)	(228,741)
Cash provided by (used in) investing activities		36,426	(303,376)

Financing activities
Dividends paid	23	(45,044)	(39,757)
Debt drawdown		—	250,000
Debt repayment		—	(327,472)
Payment of borrowing costs		(2,654)	(8,515)
Repayment of lease obligations	24	(6,476)	(6,037)
Proceeds from common shares issued		5,037	7,793
Cash used in financing activities		(49,137)	(123,988)
Increase in cash during the period		402,050	502,651
Cash at beginning of the period		545,180	42,717
Reclassified to assets held-for-sale	7	—	(188)
Cash at end of the period		$947,230	$545,180

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Annual Report 2021	60

Centerra Gold Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)

	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(381,768)	(381,768)
Other comprehensive loss	—	—	—	(4,771)	—	(4,771)
Transactions with shareholders:
Share-based compensation expense	—	—	3,590	—	—	3,590
Issued on exercise of stock options	756,056	5,492	(1,458)	—	—	4,034
Issued under the employee share purchase plan	137,023	1,175	—	—	—	1,175
Issued on redemption of restricted share units	343,765	2,306	(1,924)	—	—	382
Dividend declared (C$0.24 per share)	—	—	—	—	(45,044)	(45,044)
Balance at December 31, 2021	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	—	—	—	—	408,538	408,538
Other comprehensive income	—	—	—	12,352	—	12,352
Transactions with owners:
Share-based compensation expense	—	—	10,564	—	—	10,564
Issued on exercise of stock options	1,490,465	10,641	(3,291)	—	—	7,350
Issued under the employee share purchase plan	520,165	1,096	—	—	—	1,096
Issued on redemption of restricted share units	126,820	2,981	(2,950)	—	—	31
Dividends declared (C$0.18 per share)	—	—	—	—	(39,757)	(39,757)
Balance at December 31, 2020	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Annual Report 2021	61

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

1.	Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide.

2.	Basis of presentation

a.	Statement of Compliance

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 24, 2022.

b.	Basis of Presentation

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of (loss) earnings. Any investment retained is recognized at fair value.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine has been accounted for as a joint operation. The Company’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”) has been accounted for as joint operation up to the date of its sale on January 19, 2021.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

3.	Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.	Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of (loss) earnings and comprehensive (loss) income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

b.	Non-current assets and disposal groups held-for-sale

Non-current assets or disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the consolidated statements of financial position.

c.	Discontinued operations

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as earnings or loss after tax from discontinued operations in the consolidated statement of (loss) earnings and comprehensive (loss) income.

d.	Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”), except for the Greenstone Partnership, which had a functional currency of the Canadian dollar (“CAD”). Greenstone Partnership was disposed in the first quarter of 2021 (note 7). Any translation gains (losses) associated with Greenstone Partnership were recorded as part of other comprehensive (loss) income in the consolidated statements of (loss) earnings and comprehensive (loss) income.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in a Company’s functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

Foreign currency transactions are translated into the Company’s functional currency as follows:

•	Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
•	Monetary items are translated at the closing rate in effect at the statement of financial position date.
•	Revenue and expense items are translated using the average exchange rate during the period.

e.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial assets carried at amortized cost.

f.	Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

g.	Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

h.	Property, plant and equipment

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of (loss) earnings and comprehensive (loss) income in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight- line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;
•	Ability to produce minerals in saleable form (within specifications);
•	Completion of a reasonable period of testing of mine plant and equipment; and
•	Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Stripping costs incurred in the production phase provide a future economic benefit when:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

h.	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•	The contract involves the use of an explicitly or implicitly identified lease;
•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•	The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

i.	Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of (loss) earnings in the period in which they occur.

The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro- rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of (loss) earnings in the period in which they occur.

j.	Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows discounted to their present value using a pre-tax risk-free discount rate.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the Statements of Earnings. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of (loss) earnings and comprehensive (loss) income.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of (loss) earnings and comprehensive (loss) income.

k.	Contingent liabilities and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of (loss) earnings and comprehensive (loss) income.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

l.	Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of (loss) earnings over the period to maturity using the effective interest method.

m.	Share-based compensation

Employee Stock Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Performance Share Unit Plan

Under Centerra’s Performance Share Unit (“PSU”) Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period.

Deferred Share Unit Plan

Centerra has a Deferred Share Unit (“DSU”) Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

There are three types of Restricted Share Units (“RSUs”): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for US persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive’s election any time following the vesting period), the proceeds received by the Company are reclassified from contributed surplus to common shares.

The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The Discretionary RSUs can be settled in cash or equity at the option of the holders and are granted by the Board of Directors to certain employees of the Company. Discretionary RSUs vest 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Dividends

When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date.

n.	Revenue recognition from contracts with customers

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the LBMA AM spot price stipulated in the agreement with the Central Bank of the Republic of Turkey (“Central Bank”). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement (“Gold and Copper Stream Arrangement”) with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

•	the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
•	the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

o.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

p.	Earnings per share

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

Centerra Gold Inc. Annual Report 2021	72

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

•	The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;
•	The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
•	The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

r.	Income taxes

Tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive (loss) income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Centerra Gold Inc. Annual Report 2021	73

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

s.	Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.

Non-derivative financial assets

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Cash and cash equivalents, restricted cash and marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of (loss) earnings .

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Hedge derivatives

The Company applies hedge accounting to the following derivative instruments:

•	Copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine (“copper contracts”);
•	Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations (“fuel hedge contracts”); and,
•	Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures (“foreign exchange contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company’s copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive (loss) income. The amounts accumulated in other comprehensive (loss) income are reclassified to the consolidated statements of (loss) earnings and comprehensive (loss) income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of (loss) earnings and comprehensive (loss) income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive (loss) income remain in other comprehensive (loss) income until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of (loss) earnings and comprehensive (loss) income as other income or expense immediately.

Centerra Gold Inc. Annual Report 2021	74

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of (loss) earnings.

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of (loss) earnings as other non-operating expenses, while spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements

IAS 12, Income Taxes

In September 2021, IAS 12 was amended to narrow the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of (loss) earnings. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company has performed an assessment and concluded that the adoption of these amendments does not have an impact on its consolidated financial statements.

4.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

Centerra Gold Inc. Annual Report 2021	75

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

i.	Impairment and impairment reversal of long-lived assets

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment charge or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

ii.	Provision for reclamation

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

iii.	Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

Centerra Gold Inc. Annual Report 2021	76

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company, the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

iv.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•	The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•	Depreciation, depletion and amortization charge of assets using the units-of-production method;
•	Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•	Estimated timing and costs of reclamation activities;
•	Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•	Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

v.	Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either fair value or cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors, on a regular basis, its hedge position for its risk exposure to fluctuations in foreign exchange rates and commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates, considering the market price, rate of interest, and volatility, and take into account the credit risk of the financial instrument.

Centerra Gold Inc. Annual Report 2021	77

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

vi.	Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome o future events.

vii.	Discontinued Operations

Significant judgment is required to determine if a component of the Company has been disposed of in the event of a loss of control of a component where there has been no sale transaction including determination of whether the loss of control is a significant economic event that changes the nature of an investment.

5.	Discontinued operations

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remains the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine have been classified as a discontinued operation in both the current and comparative periods in the consolidated statements of (loss) earnings and comprehensive (loss) income and consolidated statements of cash flows and the associated notes to the financial statements. However, amounts related to the Kumtor Mine are included in the consolidated statements of financial position for the year ended December 31, 2020.

While the Company is continuing to enforce its rights to the Kumtor Mine through the international arbitration proceedings and other available legal avenues, the Company’s participation in the future cash flows of the Kumtor Mine remains uncertain, and consequently no value was ascribed to the Company’s interest in KGC. A loss on the change of control equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, totalling $926.4 million, was recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income.

The Company assessed that there was no change in circumstances that would justify the remeasurement of its interest in KGC as at December 31, 2021.

Centerra Gold Inc. Annual Report 2021	78

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The net (loss) earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
Revenue	$264,159	$988,947
Cost of sales
Production costs	72,613	202,191
Depreciation	57,912	209,476
Standby costs	—	6,728
Earnings from mine operations	133,634	570,552
Revenue-based taxes	36,984	138,493
Exploration and development costs	8,826	15,905
Other operating expenses	3,380	21,852
Loss on the change of control of the Kumtor Mine	926,350	—
Earnings (loss) from operations	(841,906)	394,302
Other non-operating (income) expenses	(13,290)	781
Finance costs	101	1,123
Net (loss) earnings before income tax	$(828,717)	$392,398
Net (loss) earnings from discontinued operations	$(828,717)	$392,398

Other non-operating income for the year ended December 31, 2021 includes a realized gain of $14.2 million recognized upon early settlement of fuel hedge contracts related to the Kumtor Mine. Additionally, an unrealized gain of $1.1 million was recognized for the year ended December 31, 2021, upon the novation of other fuel hedge contracts which were reassigned to the Mount Milligan Mine upon the loss of control of the Kumtor Mine.

Centerra Gold Inc. Annual Report 2021	79

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The assets and liabilities of the Kumtor Mine, over which control was lost, are summarized in the table below:

Current assets
Amounts receivable	$38,238
Inventories	333,556
Non-current assets
Property, plant and equipment	629,374
Reclamation deposits	52,918
Other non-current assets	11,884
Assets derecognized	$1,065,970
Current liabilities
Accounts payable and accrued liabilities	63,271
Revenue-based taxes payable	17,003
Other current liabilities	325
Non-current liabilities
Provision for reclamation	56,451
Other non-current liabilities	2,570
Liabilities derecognized	$139,620
Net assets derecognized	$926,350

While the Kyrgyz Republic brought forward various claims against KGC, the Company does not believe that they have any merit. Accordingly, the Company did not accrue any liability in the accounts of KGC with respect to any of these claims prior to the loss of control event. Refer to note 25 for disclosure regarding the contingency associated with the loss of control event.

6.	Impairment reversal

Mount Milligan Mine

In the third quarter of 2019, as part of the Company’s annual budget and life of mine planning process, the Company identified that cost escalation relating to short- and long-term water-sourcing requirements, higher maintenance costs, higher-than-expected labor requirements, and lower mill throughput estimates, among other things, would continue in the short- to medium-term. All of these factors combined with lower-than-expected long-term gold recoveries, and the expectation that the Mount Milligan Mine’s mineral reserves and resources would be materially reduced, resulted in an indicator for an impairment test on the Mount Milligan Mine’s long-lived assets. Consequently, the Company performed an impairment test and concluded that the carrying amount exceeded its estimated recoverable amount. An impairment loss of $230.5 million was recognized, of which $16.1 million was allocated to reduce goodwill to nil and $214.4 million allocated to other long-lived assets.

In the fourth quarter of 2021, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified improved and sustainable performance, increased expectation of resource to reserve conversion and increased long-term gold and copper prices to be indicators to test the Mount Milligan Mine for impairment reversal. In 2021, the Mount Milligan Mine achieved substantially improved operating performance that is expected to be sustained in the future. In addition, in 2021, the Company undertook a significant exploration campaign at the Mount Milligan Mine, which in combination with the lower cost structure of the mine, has increased the Company’s resource to reserve conversion rate expectation for the mine. The Company also observed increased long-term gold and copper price expectation over an extended period of time. As a result of the indicators identified for the Mount Milligan Mine CGU, the Company completed an impairment reversal test in the fourth quarter of 2021.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plans. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Mount Milligan Mine are summarized in the table below:

2021
Gold price per oz - long-term	$1,550
Copper price per lb - long-term	$3.50
Foreign exchange rates - long-term (US$: C$)	1.28
Discount rate	6.0%

As the Mount Milligan Mine CGU’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of (loss) earnings. This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

In 2020, the Company did not identify any indicators of impairment or impairment reversal on long-lived assets.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•	Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•	Foreign exchange rate estimates are based on the outlook of industry analysts;
•	Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;
•	Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company’s process for the estimation of mineral reserves and resources;
•	A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Mount Milligan Mine.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

7.	Sale of Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021.

The following table summarizes the net assets of the Greenstone Partnership interest disposed of:

January 19, 2021
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642
Assets held-for-sale	$140,005
Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)
Liabilities held-for-sale	$(2,255)
Net assets disposed of	$137,750

The Company is entitled to receive additional contingent payments based on a construction decision declaration and the achievement of subsequent production milestones by Greenstone’s project.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. On this basis, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was recorded in other assets (note 12).

As a result of the construction decision declaration, the Company recognized an additional gain on the sale of Greenstone Partnership of $25.0 million in the fourth quarter of 2021 resulting in a total gain on the sale of Greenstone Partnership of $97.3 million in 2021.

The additional future contingent payments are payable no later than 30 days following the date on which a cumulative production milestone has been achieved (i.e., a cumulative number of ounces produced or derived from project minerals following the commercial production date). Orion will pay the Company an amount equal to the product of 11,111 ounces multiplied by the 20-day average gold market price on the business day immediately prior to the date of the payment. These additional production milestone targets are: (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces. The Company did not attribute any value to these contingent payments as of December 31, 2021 due to significant uncertainty associated with the Greenstone project.

Centerra Gold Inc. Annual Report 2021	82

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

8.	Amounts Receivable

	2021	2020
Gold and copper concentrate sales receivable	$31,916	$22,985
Molybdenum sales receivable	29,364	21,606
Consumption and income tax receivable(1)	11,688	19,636
Other receivables	3,873	1,881
Total amounts receivable	$76,841	$66,108

(1)	Includes the current portion of value-added tax (“VAT”) receivable of $8.2 million (December 31, 2020 - $16.1 million) at the Öksüt Mine. The non-current portion of VAT receivable is included in other assets (note 12).

9. Inventories

	2021	2020
Stockpiles of ore(1)	$30,137	$239,219
Gold in-circuit	8,108	14,682
Ore on leach pads	17,314	4,768
Gold doré	25	24,953
Copper and gold concentrate	13,702	32,201
Molybdenum inventory	86,090	57,238
Total product inventories	155,376	373,061
Supplies (net of provision)(2)	65,844	207,526
Total inventories	$221,220	$580,587

(1)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $23.5 million (December 31, 2020 - $119.2 million, including $85.0 million related to the Kumtor Mine).
(2)	Net of a provision for supplies inventory obsolescence of $8.4 million (December 31, 2020 - $29.2 million, including $21.2 million related to the Kumtor Mine). The non-current portion of supplies inventory is included in other assets (note 12).

Centerra Gold Inc. Annual Report 2021	83

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

10. Other current assets and liabilities

	2021	2020
Other current assets
Current portion of derivative assets(1) (note 27)	$11,770	$20,158
Prepaid insurance expenses	6,867	8,932
Deposits for consumable supplies	3,836	7,976
Marketable securities	2,171	3,485
Other	1,158	410
Total other current assets	$25,802	$40,961
Other current liabilities
Current portion of lease obligations (note 16)	$6,144	$4,575
Current portion of derivative liabilities(1) (note 27)	2,959	9,537
Current portion of provision for reclamation (note 15)	6,168	1,095
Revenue-based taxes payable	—	5,073
Other	10	115
Total other current liabilities	$15,281	$20,395

(1)	Relates to the diesel, foreign exchange and copper hedging contracts (note 27).

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

11. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(2)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2020	$1,740,855	$627,075	$583,498	$274,546	$3,225,974
Additions	7,866	40,195	200,498	150,544	399,103
Disposal	(6,911)	—	—	—	(6,911)
Transfers	299,232	23,058	—	(322,290)	—
Reclassified to assets held- for-sale (note 7)	(625)	(139,436)	—	—	(140,061)
Balance December 31, 2020	$2,040,417	$550,892	$783,996	$102,800	$3,478,105
Additions	14,098	17,819	67,075	115,643	214,635
Disposal(1)	(17,402)	—	—	—	(17,402)
Amount derecognized to loss of control of the Kumtor Mine	(1,036,550)	(186,066)	(792,009)	(99,386)	(2,114,011)
Transfers	61,249	—	—	(61,249)	—
Impairment reversal	125,774	34,226	—	—	160,000
Balance December 31, 2021	$1,187,586	$416,871	$59,062	$57,808	$1,721,327
Accumulated depreciation and other charges
January 1, 2020	$997,901	$166,269	$392,288	$—	$1,556,458
Charge for the year	156,015	24,045	52,853	—	232,913
Disposals	(4,303)	—	—	—	(4,303)
Impairment(3)	—	7,389	—	—	7,389
Reclassified to assets held- for-sale (note 7)	(419)	—	—	—	(419)
Balance December 31, 2020	$1,149,194	$197,703	$445,141	$—	$1,792,038
Charge for the year	114,634	20,250	13,280	—	148,164
Disposals	(6,329)	—	—	—	(6,329)
Amount derecognized to loss of control of the Kumtor Mine	(905,388)	(155,980)	(423,269)	—	(1,484,637)
Balance December 31, 2021	$352,111	$61,973	$35,152	$—	$449,236

Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance December 31, 2021	$835,475	$354,898	$23,910	$57,808	$1,272,091

(1)	Relates primarily to the disposal of the unutilized plot of land near the Thomson Creek Mine.

(2)	Includes revenue earned from sales at the Öksüt Mine net of related costs of $6.9 million attributable to gold ounces sold prior to achieving commercial production on May 31, 2020.

(3)	Relates to non-core exploration properties that were impaired to their recoverable amounts. The loss of $7.4 million is included in the non-operating expenses in the consolidated statements of (loss) earnings.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

During the year ended December 31, 2021, $95.7 million of additions related to the Kumtor Mine were capitalized to the PP&E and, as a result of the loss of control of the Kumtor Mine (note 5), assets with a net book value of $629.4 million were derecognized.

During the year ended December 31, 2021, the Company disposed of PP&E with a carrying value of $14.9 million (2020 – $2.6 million). The net gain on disposal of $0.9 million (2020 – net loss of $1.1 million) was recorded in the other non-operating expenses line item in the consolidated statements of (loss) earnings.

12. Other non-current assets and liabilities

	2021	2020
Other non-current assets
VAT receivable(1)	$1,676	$7,734
Non-current derivative assets(2)	2,460	8,339
Prepayments for property, plant and equipment	349	8,763
Reclamation deposits(3)	92	47,083
Receivable from Orion (note 7)	25,000	—
Long-term inventory	1,734	1,747
Other	773	3,435
Total other non-current assets	$32,084	$77,101

Other non-current liabilities
Long-term portion of lease obligations (note 16)	$14,053	$14,340
Post-retirement benefits	4,382	4,060
Non-current derivative liabilities(2)	990	3,141
Total other non-current liabilities	$19,425	$21,541

(1)	Relates to the Öksüt Mine.

(2)	Relates to the diesel, foreign exchange and copper hedging contracts (note 27).

(3)	The decrease relates primarily to the derecognition of amounts upon loss of control of the Kumtor Mine (note 5).

13. Accounts payable and accrued liabilities

	2021	2020
Trade payables and accruals(1)	$66,999	$113,541
Royalties payable	23,736	23,832
Wages, salaries and benefits payable	7,534	18,273
Amount due on the settlement of derivatives	12,878	—
Amount due to Royal Gold(2)	64,229	48,874
Liability for share-based compensation (note 23)	11,444	28,184
Total accounts payable and accrued liabilities	$186,820	$232,704

(1)	The decrease relates primarily to the derecognition of amounts upon loss of control of the Kumtor Mine (note 5).

(2)	Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

14.	Debt

Corporate Facility

On December 31, 2020, the Company entered into a $400.0 million four-year revolving credit facility (the “Corporate Facility”). The interest rate payable on any outstanding borrowings under the Corporate Facility is LIBOR, plus 2.25% to 3.25% and the maturity date of the Corporate Facility is December 31, 2024. As at December 31, 2021, the Corporate Facility was undrawn (December 31, 2020 - $nil).

15.	Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2021. The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation. The settlement of the provision is estimated to occur through to 2136.

	2021	2020
Non-operating sites (1)
Balance, beginning of year	$236,542	$180,404
Reclassification of the Öksüt Mine	—	(2,600)
Changes in estimate	17,934	7,961
Changes in discount rate	11,395	46,593
Accretion	1,623	2,252
Liabilities settled	(470)	(245)
Foreign exchange revaluation	713	2,177
Balance, end of year	$267,737	$236,542

Operating sites (1)
Balance, beginning of year	$115,702	$84,799
Amount derecognized due to loss of control of the Kumtor Mine	(56,451)	—
Reclassification of Öksüt Mine	—	2,600
Changes in estimate	6,591	24,433
Changes in discount rate	3,662	2,007
Accretion	3	1,000
Foreign exchange revaluation	236	863
Balance, end of year	$69,743	$115,702

Current portion of reclamation provision	$6,168	$1,095
Non-current portion of reclamation provision	331,312	351,149
Total provision for reclamation	$337,480	$352,244

(1)	Non-operating sites include the Endako Mine, Thompson Creek Mine and Kemess Project. Operating sites include the Mount Milligan Mine, Öksüt Mine and Kumtor Mine up to the loss of control event.

Reclamation expense for the year ended December 31, 2021 was $23.3 million and was primarily attributable to changes in future reclamation cash flow estimates and changes in the discount rates at the Endako Mine and the Thompson Creek Mine. Reclamation expense for the year ended December 31, 2020 was $53.4 million and was primarily attributable to changes in the discount rates at the Endako Mine and the Thompson Creek Mine.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2021, the Company has provided the regulatory authorities with $165.7 million (December 31, 2020 - $160.4 million) in reclamation bonds and letters of credit for mine closure obligations.

16.	Leases

The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2021	2020
Less than one year	$6,592	$5,444
One to three years	9,185	7,510
More than three years	5,945	7,947
Total undiscounted lease obligations	$21,722	$20,901

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2021	2020
Beginning balance	$17,310	$21,298
Additions	6,809	1,192
Amortization	(4,705)	(5,180)
Ending balance	$19,414	$17,310

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2021	2020
Current (note 10)	$6,144	$4,575
Non-current (note 12)	14,053	14,340
Total lease obligations	$20,197	$18,915

The amounts recognized in the consolidated statements of (loss) earnings related to lease obligations are as follows:

	2021	2020
Interest expense on lease liabilities	$715	$921
Amortization of ROU assets	4,705	5,180
Variable lease payments not included in the measurement of lease liabilities	32,106	22,721
Expenses relating to leases of low-value assets and short-term leases	1,568	3,987
Total recognized in the consolidated statements of (loss) earnings	$39,094	$32,809

In addition to the above, for the year ended December 31, 2020, there was $7.6 million of variable lease payments not included in the measurement of lease liabilities related to the Öksüt Mine that was capitalized to property, plant and equipment prior to achieving commercial production on May 31, 2020.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

17. Revenue

Total revenue consists of the following:

	2021	2020
Gold revenue	$467,990	$385,405
Copper revenue	209,644	173,473
Molybdenum revenue	187,162	136,954
Other by-product revenue(1)	17,796	14,764
Revenue from contracts with customers	$882,592	$710,596
Metal content and provisional pricing adjustments on concentrate sales	17,549	10,666
Total revenue	$900,141	$721,262

(1)	Includes silver, rhenium and sulfuric acid sales.

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2021	2020
Gold revenue	$467,355	$391,503
Copper revenue	227,715	178,597
Molybdenum revenue	187,162	136,954
Other by-product revenue	17,909	14,208
Total revenue	$900,141	$721,262

Customer Information

The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region	2021	2020
Customer 1	Turkey	$142,841	$125,870
Customer 2	Canada	127,942	125,154
Customer 3	Canada	116,705	89,810
Total sales to customers exceeding 10.0% of total revenue		$387,488	$340,834
Percentage of total revenue		43.0%	47.3%

18. Corporate administration

	2021	2020
Administration and office costs	$25,833	$27,203
Share-based compensation(1)	1,301	18,471
Corporate administration	$27,134	$45,674

(1)	Relates to the share-based compensation liability of $11.4 million as at December 31, 2021 (December 31, 2020 - $28.2 million).

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

19. Other operating expenses

	2021	2020
Selling and marketing(1)	$11,333	$10,090
Other	1,426	1,772
Other operating expenses	$12,759	$11,862

(1)	Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

20. Other non-operating expenses

	2021	2020
Kumtor Mine litigation and related costs(1)	$27,547	$—
Other	(4,054)	6,247
Other non-operating expenses	$23,493	$6,247

(1)	Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.

21. Finance costs

	2021	2020
Stand-by and transaction fees	$2,364	$5,320
Interest on Credit Facility	55	3,613
Accretion expense on the provision for reclamation	1,626	2,252
Interest expense on lease liabilities	715	921
Other financing fees	2	1,712
Total finance costs	$4,762	$13,818

22. Taxes

a.    Income tax (recovery) expense

	2021	2020
Current income taxes	$40,087	$6,228
Deferred income taxes	(84,102)	1,481
Total income tax (recovery) expense	$(44,015)	$7,709

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Income tax (recovery) expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2021	2020
Earnings before income tax	$402,934	$23,849
Income tax at statutory tax rate of 26.5%	106,778	6,320
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	(7,008)	(15,379)
Change in unrecognized deductible temporary differences	(172,247)	4,597
Impact of foreign currency on deferred tax balances	25,515	11,076
Non-deductible costs	(1,875)	26
Local mining taxes	4,574	2,323
Impact of tax legislation/rate change	—	(1,279)
Other	248	25
Income tax (recovery) expense	$(44,015)	$7,709

(1)	Income tax (recovery) expense in 2021 included $8.7 million (2020 - $10.0 million) of withholding tax expense related to the Öksüt Mine.

b.       Deferred income tax assets and liabilities

The following are significant components of deferred income tax assets and liabilities:

	2021	2020
Deferred income tax assets
Provisions - asset retirement obligations and other	$55,341	$14,573
Tax losses	85,415	50,043
Total deferred income tax assets	$140,756	$64,616
Deferred income tax liabilities
Property, plant and equipment	$81,917	$85,689
Investments in subsidiaries	12,400	10,000
Assets held-for-sale	—	8,400
Total deferred income tax liabilities	$94,317	$104,089
Net deferred income tax (assets)/ liabilities	$(46,439)	$39,473

The deferred income tax asset of $140.8 million is expected to be realized in more than one year. The deferred income tax liability of $94.3 million includes $81.9 million expected to be realized in more than one year.

Centerra Gold Inc. Annual Report 2021	91

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2021	2020
Deferred income tax assets	$(101,300)	$—
Deferred income tax liabilities	54,861	39,473
Net deferred income tax (assets)/ liability	$(46,439)	$39,473

A reconciliation of the movements of the deferred income tax assets and liabilities is provided below:

	2021	2020
Balance at the beginning of year	$39,473	$33,733
Recognized in the statement of earnings	(84,102)	1,481
Recognized in other comprehensive income	(1,810)	4,259
Balance at the end of the year	$(46,439)	$39,473

The deferred income tax recovery of $84.1 million recognized in the consolidated statements of earnings includes the amount related to the recognition of deferred income tax assets of $101.3 million (2020 - $nil) for the Mount Milligan Mine. Deferred income tax assets were recognized as a result of the periodic assessment performed as at December 31, 2021 to conclude that it was more likely than not that the related tax benefit will be realized in the future based on the expectation of future earnings.

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2021	2020
Deductible temporary differences(1)	$443,000	$921,457
British Columbia mining tax deductible temporary differences	566,800	817,200
British Columbia mining tax credits	1,400	28,700
Capital losses	5,100	9,480
Total deductible temporary differences	$1,016,300	$1,776,837

(1)	The deductible temporary differences consist of $251.6 million for Canada (December 31, 2020 - $758.5 million), $160.5 million for the United States (December 31, 2020 - $137.2 million) and $30.9 million for Turkey (December 31, 2020 - $25.7 million).

The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2028	Thereafter	Total
Non-capital tax losses(1)
Canada	$8,940	$657,928	$666,868
United States	496	144,842	145,338
	$9,436	$802,770	$812,206

(1)	Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2021.

Centerra Gold Inc. Annual Report 2021	92

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The non-capital tax losses include $509.3 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

23.     Shareholders' equity

a.       Earnings (loss) per share

Computation for basic and diluted earnings per share from continuing operations:

	2021	2020
Earnings - continuing operations	$446,949	$16,140
Dilutive impact related to the RSU plan	(1,022)
Dilutive impact related to PSU plan	(4,291)	—
Diluted earnings - continuing operations for diluted earnings per share	$441,636	$16,140
Basic weighted average common shares	296,630	294,718
Dilutive impact of stock options	633	1,500
Dilutive impact related to the RSU plan	1,024	—
Diluted weighted average common shares	298,287	296,218
Earnings per share - continuing operations:
Basic	$1.51	$0.05
Diluted	$1.48	$0.05

Computation for basic and diluted (loss) earnings per share from discontinued operations:

	2021	2020
Net (loss) earnings from discontinued operations	$(828,717)	$392,398
Basic and diluted weighted average common shares	296,630	294,718
(Loss) earnings per share from discontinued operations - basic and diluted	$(2.79)	$1.33

Centerra Gold Inc. Annual Report 2021	93

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Computation for basic and diluted (loss) earnings per share:

	2021	2020
Net (loss) earnings	$(381,768)	$408,538
Dilutive impact related to the RSU plan	—	398
Dilutive impact related to PSU plan	—	—
Diluted (loss) earnings	$(381,768)	$408,936
Basic weighted average common shares	296,630	294,718
Dilutive impact of stock options	—	1,500
Dilutive impact related to the RSU plan	—	1,193
Diluted weighted average common shares	296,630	297,411
(Loss) earnings per share:
Basic	$(1.29)	$1.39
Diluted	$(1.29)	$1.37

For the years ended December 31, 2021 and 2020, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2021	2020
Excluded from earnings per share from continuing operations	—	1,193
Excluded from (loss) earnings per share	1,657	—
	1,657	1,193

b.       Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2021and 2020 is summarized as follows:

	2021		2020
	Expense	Liability	Expense	Liability
Stock options	$1,676	$—	$2,078	$—
Performance share units	(1,654)	7,054	16,883	22,316
Deferred share units	(874)	2,936	1,632	3,780
Restricted share units	2,215	1,454	1,380	2,088
	$1,363	$11,444	$21,973	$28,184

Employee Stock Options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra Gold Inc. Annual Report 2021	94

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Centerra’s stock options transactions during the year ended December 31, 2021 and 2020 were as follows:

	2021			2020
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Balance, January 1	3,335,399	C$	7.97	4,372,480	C$	7.31
Granted	883,981		12.22	750,642		12.41
Forfeited	(239,849)		(10.75)	(297,258)		(7.24)
Exercised	(756,056)		(6.68)	(1,490,465)		(7.03)
Outstanding, end of year	3,223,475	C$	9.23	3,335,399	C$	7.97
Options exercisable, end of year	1,615,829	C$	7.37	1,377,696	C$	6.50

The weighted average market price of shares issued for options exercised in the year ended December 31, 2021 was C$11.74 (December 31, 2020 - C$15.00).

The following table summarizes information related to share options outstanding at December 31, 2021:

	Share options outstanding				Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price		Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price
C$5.04 - C$6.05	449,384	0.87	C$	5.74	449,384	0.87	C$	5.74
C$6.06 - C$6.73	729,782	5.16		6.71	374,073	5.15		6.71
C$6.74 - C$7.56	554,716	3.56		6.94	554,716	3.56		6.94
C$7.57 - C$11.85	26,924	5.62		11.85	17,947	5.62		11.85
C$11.86 - C$12.51	803,524	7.18		12	—	—		—
C$12.52 - C$17.98	659,145	6.36		12.56	219,709	6.36		12.56
Total	3,223,475	5.04	C$	9.23	1,615,829	3.59	C$	7.37

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2021	2020
Expected stock price volatility	50.06% - 56.35%	47.31% - 54.48%
Risk-free interest rate	0.29% - 0.90%	0.26% - 0.41%
Expected life (in years)	2.0 - 5.0	2.0 - 5.0
Expected dividend yield	1.61%	1.06% - 1.23%
Exercise price	$12.22	$12.52 - $17.98

Centerra Gold Inc. Annual Report 2021	95

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Performance Share Unit plan

Centerra’s PSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	1,862,267	1,918,784
Granted	545,898	695,048
Exercised	(748,593)	(538,752)
Forfeited	(282,164)	(212,813)
Balance, December 31	1,377,408	1,862,267

Subsequent to the year ended December 31, 2021, the Company issued 703,364 PSUs.

Deferred Share Unit plan

Centerra’s DSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	319,746	276,844
Granted	63,102	42,902
Exercised	—	—
Balance, December 31	382,848	319,746

Restricted Share Unit plan

Centerra’s RSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	951,471	1,244,943
Granted	444,075	351,194
Redeemed	(455,870)	(644,666)
Balance, December 31	939,676	951,471

d.       ESPP

In 2021, 137,203 common shares were subscribed for under the ESPP (2020 – 125,350 common shares) for a value of $1.2 million (2020 – $1.1 million).

e. Dividends

On May 17, 2021, the Company announced that, as a result of the seizure of the Kumtor Mine by the Kyrgyz Republic, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn JSC (“Kyrgyzaltyn”) (a significant shareholder of the Company and an instrumentality of the Kyrgyz Republic), or its affiliates, would be waived and donated to the Company, to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement (the “2009 RSA"). As a result, Kyrgyzaltyn did not receive its portion of the C$0.05 per share dividend paid on June 10, 2021, the C$0.07 per share dividend paid on September 8, 2021 or C$0.07 share dividend paid on December 3, 2021. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it has an obligation related to these amounts, totalling $11.7 million ($11.1 million, net of withholding taxes) in the future.

On February 24, 2022, the Board approved another quarterly dividend of C$0.07 per share to shareholders of record on March 11, 2022.

Centerra Gold Inc. Annual Report 2021	96

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

24.     Supplemental disclosure

a.       Changes in working capital

	2021	2020
(Increase) decrease in amounts receivable	$(6,520)	$46,437
(Increase) in inventory	(21,399)	(10,675)
(Increase) in prepaid expenses	(1,402)	(212)
Increase in trade creditors and accruals	15,058	12,777
Increase (decrease) in other taxes payable	1,492	(25,739)
Changes in working capital	$(12,771)	$22,588

b.       Changes in liabilities arising from financing activities

	As at December 31, 2020	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Amount derecognized due to loss of control of the Kumtor Mine	As at December 31, 2021
Lease obligations(1)	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197
Total liabilities from financing activities	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197

(1)	Current portion of lease obligations included in other current liabilities (note 10). Long-term portion of lease obligations included in other liabilities (note 12).

	As at	Changes from	Lease	Impact of	Amortization of deferred		As at
	December 31, 2019	financing cash flows	obligation additions	oreign exchange	financing costs	Other	December 31, 2020
Lease obligations	$22,639	$(6,037)	$1,196	$915	$—	$202	$18,915
Debt	70,007	(77,472)	—	—	7,465	—	—
Total liabilities from financing activities	$92,646	$(83,509)	$1,196	$915	$7,465	$202	$18,915

Centerra Gold Inc. Annual Report 2021	97

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

25.            Commitments and contingencies Commitments

The Company had the following purchase commitments as of December 31, 2021, of which $6.1 million related to capital expenditures:

	2022	2023	2024	2025	Thereafter	Total
Purchase and capital commitments	$14,775	$168	$41	$1	$1	$14,986

Contingencies

Kumtor Mine

As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost (note 5).

On May 17, 2021, the Company announced that it initiated binding arbitration against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn as a respondent.

These claims are to be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the arbitration rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York and of England. Following the resignation of the arbitrator, a new arbitrator has been appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to address certain critical operational and safety problems at the Kumtor Mine, to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine’s activities.

Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings and the Company is in discussions with the Kyrgyz Republic to resolve the outstanding disputes; however, no assurances can be given that Centerra will be successful in the foregoing legal proceedings or that the Company will be able to negotiate a solution to the disputes relating to the Kumtor Mine.

Mount Milligan Mine

In 2020, the Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.

Centerra Gold Inc. Annual Report 2021	98

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

26.	Related party transactions

a.	Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$265,407	$995,111
Deduct: refinery and financing charges	(1,248)	(6,164)
Net revenue received from Kyrgyzaltyn(1)	$264,159	$988,947

(1)	Presented in results from discontinued operations.

b.	Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	2021	2020
Sales to Sojitz	$24,780	$12,469
Deduct: commission charges	(305)	(253)
Revenue(1)	$24,475	$12,216

(1)	Amount receivable from Sojitz as at December 31, 2021 was $2.6 million (December 31, 2020 - $0.3 million ).

c.	Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2021 and 2020, remuneration to key management personnel was as follows:

Compensation of key management personnel

	2021	2020
Director fees earned and other compensation	$754	$820
Salaries and benefits	7,830	6,354
Share-based compensation	1,894	12,275
Total compensation	$10,478	$19,449

Centerra Gold Inc. Annual Report 2021	99

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

27.	Financial instruments

The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments, accounts payable and accrued liabilities (including share-based compensation liability) and other assets (including amounts receivable from Orion).

a.	Derivative financial instruments

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	2021	2020
Derivative instrument assets
Current
Foreign exchange contracts	$7,708	$13,780
Fuel contracts	3,369	4,910
Royal Gold deliverables(1)	—	1,468
Copper contracts	693	—
	$11,770	$20,158
Non-current
Foreign exchange contracts	550	5,593
Fuel contracts	852	2,746
Copper contracts	1,058	—
	2,460	8,339
Total derivative instrument assets	$14,230	$28,497

Derivative instrument liabilities
Current
Foreign exchange contracts	$22	$—
Fuel contracts	—	401
Royal Gold deliverables(1)	—	57
Copper contracts	2,937	9,079
	$2,959	$9,537
Non-current
Foreign exchange contracts	984	—
Fuel contracts	6	1,381
Copper contracts	—	1,760
	990	3,141
Total derivative instrument liabilities	$3,949	$12,678

(1)	Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc. Annual Report 2021	100

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at December 31, 2021 that are accounted for as hedges are summarized below:

		Average Strike Price
Instrument	Unit	2022	2023	2024	Type	Total Position
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$62/$68	$73/$78	N/A	Fixed	58,600
ULSD swap contracts	Barrels	$62	$79	$82	Fixed	121,100
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.29/$1.36	$1.24/$1.29	$1.25/$1.33	Fixed	400,000,000
US$/C$ forward contracts	CAD	$1.29	$1.26	$1.29	Fixed	264,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$3.66/$4.84	$4.00/$4.89	N/A	Fixed	57,100,000

Fuel contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of 2024.

In the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions in the second quarter resulted in a realized gain on discontinuance of $14.2 million recognized in net (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income. To the extent the Kumtor Mine’s hedging relationship was discontinued but the positions were novated and reassigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income, representing an amount in accumulated other comprehensive income up to the date the hedges were novated.

Foreign exchange contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2024.

Copper contracts

The Company applies hedge accounting to copper contracts. In the year ended December 31, 2021, the Company extended its copper hedge program by entering zero-cost option collars to hedge approximately 70% of the Mount Milligan Mine’s expected copper sales (net of sales under Royal Gold streaming arrangement) for 2022 and added zero-cost collar positions (net of sales under the Royal Gold streaming arrangement) for 2023 to hedge approximately 35% of this exposure.

Centerra Gold Inc. Annual Report 2021	101

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the consolidated statements of (loss) earnings:

	2021	2020
Fair value movement of derivative financial instruments	$7,283	$14,377
Reclassified to net earnings from continuing operations	(29,410)	2,906
Reclassified to net (loss) earnings from discontinued operations	17,325	(5,770)
(Loss) income included in OCI(1)	$(4,802)	$11,513

(1)	Includes tax recovery of $1.8 million (December 31, 2020 - expense of $4.3 million).

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of (loss) earnings as non- hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue. As at December 31, 2021 and 2020, all foreign exchange contracts that were entered into before April 1, 2020 were settled.

For the Royal Gold deliverables, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The non-hedge derivative instruments outstanding as at December 31, 2021 are expected to settle by the end of 2022. The non-hedge derivative instruments outstanding as at December 31, 2021 are summarized as follows:

Instrument	Unit	Type	Total Position
Royal Gold deliverables
Gold forward contracts	Ounces	Float	16,410
Copper forward contracts	Pounds	Float	1,748,000

Centerra Gold Inc. Annual Report 2021	102

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2021:

	Fair value	Fair value after	Fair value after
	December 31, 2021	increase of 10%	decrease of 10%
Royal Gold deliverables	$589	$4,359	$(3,181)
Copper contracts	$(1,776)	$(16,275)	$10,550
Fuel contracts	$4,215	$5,874	$2,563
Foreign exchange contracts	$7,252	$61,824	$(33,169)

b.	Provisionally-priced contracts

Certain gold-copper concentrate sales contracts contain an embedded derivative and are marked to market at the end of each reporting period. As at December 31, 2021, the Company’s trade receivables with embedded derivatives had a fair value of $28.1 million (December 31, 2020 - $12.4 million), representing a mark-to-market adjustment on 12.1 million pounds of copper and 77,164 ounces of gold (December 31, 2020 - 13.8 million pounds of copper and 25,672 ounces of gold).

c.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: observable inputs such as quoted prices in active markets;

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/ or indirectly; and

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash, amounts receivable that are not provisionally priced, and accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

Centerra Gold Inc. Annual Report 2021	103

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$28,068	$—	$28,068
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$42,298	$—	$44,469

Financial liabilities
Derivative financial instruments	$—	$3,949	$—	$3,949
Share-based compensation liability	11,444	—	—	11,444
	$11,444	$3,949	$—	$15,393

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$12,415	$—	$12,415
Marketable securities	3,845	—	—	3,845
Derivative financial instruments	—	28,497	—	28,497
	$3,845	$40,912	$—	$44,757

Financial liabilities
Derivative financial instruments	$—	$12,679	$—	$12,679
Share-based compensation liability	28,184	—	—	28,184
	$28,184	$12,679	$—	$40,863

Valuation Techniques

Marketable securities

Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Centerra Gold Inc. Annual Report 2021	104

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Share-based compensation liability

Share-based compensation liability representing PSUs, DSUs and a portion of RSUs is recorded at fair value using the Company’s quoted price or the Company’s quoted price in relation to quoted price of TRIV.

28.	Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company manages its financial risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a.	Capital risk

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of lease obligations and equity with the Company’s Corporate Facility available to be drawn upon.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

b.	Foreign currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2021, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would have resulted in a $1.9 million gain and a $0.8 million loss, respectively, net of the impact of hedging strategies.

Centerra Gold Inc. Annual Report 2021	105

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

c.	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2021, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2021, a 1% change in interest rates would result in a $9.5 million change to interest income.

No amounts were drawn from the Company’s Corporate Facility as at December 31, 2021.

d.	Commodity price risk

The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increase, and cash flows will improve; conversely, declines in the prices of gold and copper will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream, copper contracts to secure the copper price for a majority of Mount Milligan Mine’s sales not subject to the Royal Gold stream, and fuel hedge contracts to mitigate commodity price risk.

Based on amounts for the year ended December 31, 2021, net of the impact of hedging instruments, a 10% increase in gold prices would have an impact of a $39.2 million on net loss before tax and a 10% decrease in gold prices would have an impact of a $41.4 million on net loss before tax. Similarly, net of the impact of hedging instruments, a 10% increase and 10% decrease in copper prices would have an impact of $2.4 million on earnings before income tax.

e.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

Centerra Gold Inc. Annual Report 2021	106

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

f.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 16 and contractual maturities relating to derivative instruments are set out in note 27. Other financial liabilities have maturities within one year of December 31, 2021.

As at December 31, 2021, the Company has available total liquidity of $1,347.2 million (December 31, 2020 - $945.2 million), comprising cash of $947.2 million (2020 - $545.2 million) and the undrawn Corporate Facility of $400.0 million (2020 - $400.0 million).

The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2022.

29.	Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation and consequently is no longer being reviewed by the CODM. The results of the Kumtor Mine are presented as part of net (loss) earnings from discontinued operations in the current and comparative periods.

Centerra Gold Inc. Annual Report 2021	107

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Geographical Information

The following table details the Company’s revenue by geographic area(1) and information about the Company’s non- current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2021	2020	2021	2020
Kyrgyz Republic	$—	$—	$—	$611,050
Turkey	199,440	186,512	200,048	221,715
United States	194,765	140,756	71,634	81,681
Canada	505,936	393,994	1,125,604	840,914
Other	—	—	8,189	7,808
Total	$900,141	$721,262	$1,405,475	$1,763,168

(1)	Presented based on the location from which the product originated.

Operating segments

The following tables set forth operating results by reportable segment for the following years:

Year ended December 31, 2021

		Mount		Total	Corporate
	Öksüt	Milligan	Molybdenum	Segments	and other	Total
Revenue	$199,440	$505,936	$194,765	$900,141	$—	$900,141
Cost of sales
Production costs	51,137	256,810	179,729	487,676		487,676
Depreciation, depletion and amortization	30,235	83,910	6,360	120,505		120,505
Earnings from mine operations	$118,068	$165,216	$8,676	$291,960	$—	$291,960
Exploration and development costs	1,486	5,590	—	7,076	19,006	26,082
Corporate administration	—	—	—	—	27,134	27,134
Care and maintenance	—	—	14,592	14,592	14,131	28,723
Impairment reversal	—	(160,000)		(160,000)	—	(160,000)
Reclamation expense	—	135	23,212	23,347	—	23,347
Other operating expenses	195	10,316	2,248	12,759	—	12,759
Earnings (loss) from operations	$116,387	$309,175	$(31,376)	$394,186		$333,915
Gain on sale of Greenstone Partnership					(97,274)	(97,274)
Other non-operating expenses					23,493	23,493
Finance costs					4,762	4,762
Earnings before income tax						$402,934
Income tax recovery					(44,015)	(44,015)
Net earnings from continuing operation						446,949
Net loss from discontinued operations						(828,717)
Net loss						$(381,768)
Additions to property, plant and equipment(1)	$24,898	$83,704	$2,506	$111,108	$7,828	$118,936

(1)	Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc. Annual Report 2021	108

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Year ended December 31, 2020

		Mount		Total	Corporate
	Öksüt	Milligan	Molybdenum	Segments	and other	Total
Revenue	$186,512	$393,994	$140,756	$721,262	$—	$721,262
Cost of sales
Production costs	35,232	219,840	154,895	409,967		409,967
Depreciation, depletion and amortization	15,971	73,073	6,766	95,810		95,810
Earnings (loss) from mine operations	$135,309	$101,081	$(20,905)	$215,485	$—	$215,485
Exploration and development costs	1,676	7,498	11	9,185	22,352	31,537
Corporate administration	—	—	—	—	45,674	45,674
Care and maintenance	—	—	12,924	12,924	16,193	29,117
Reclamation expenses	—	—	53,381	53,381	—	53,381
Other operating expenses	75	9,701	2,086	11,862	—	11,862
Earnings (loss) from operations	$133,558	$83,882	$(89,307)	$128,133		$43,914
Other non-operating expenses					6,247	6,247
Finance costs					13,818	13,818
Loss before income tax						$23,849
Income tax expense					7,709	7,709
Net earnings from continuing operations						16,140
Net earnings from discontinued operations						392,398
Net earnings						$408,538
Additions to property, plant and equipment(1)	$69,301	$38,100	$6,498	$113,899	$26,829	$140,728

(1)	Excludes additions to property, plant and equipment related to discontinued operations of $258.4 million.

30.	Subsequent events

On February 22, 2022, the Company announced that it had entered into an agreement to acquire Gemfield Resources LLC, owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC. The total consideration for this transaction is comprised of approximately $175.0 million in cash at closing and a $31.5 million deferred milestone payment. The deferred milestone payment is payable in cash or common shares of the Company, at Centerra’s option, the earlier of 18 months following the acquisition date and a construction decision with respect to the project, among other things.

Centerra Gold Inc. Annual Report 2021	109

CORPORATE
INFORMATION

DIRECTORS (1) Michael S. Parrett Chair Bruce V. Walter Vice-Chair Richard W. Connor Wendy Kei Jacques Perron Scott G. Perry Sheryl K. Pressler Paul N. Wright Susan L. Yurkovich 1) As of July 2022.

OFFICERS (1)

Scott G. Perry

President and

Chief Executive Officer

Darren J. Millman

Vice President and

Chief Financial Officer

Claudia D’Orazio

Vice President and

Chief Human Resources

Officer

Dennis C. Kwong

Vice President,

Business Development

and Exploration

Yousef Rehman

Vice President,

General Counsel

and Corporate Secretary

1) As of July 2022.

MANAGEMENT (1)

Cathy Taylor

Vice President,

Risk and Insurance

Malcolm Stallman

Vice President,

Exploration

Oliver Curran

Vice President,

Environment and

Social Performance

Cam Duquette

Vice President,

Health, Safety and Security

Carole Fortin

General Manager,

Mount Milligan Mine

José Nacif-Drah

Vice President,

Global Information

Technology

Ryan Snyder

Vice President,

Finance

David A. Bickford

Vice President,

Operations, Turkey

Tom Ondrejko

Vice President,

US Molybdenum Operations

1) As of July 2022.

TRANSFER AGENT

For information on common share holdings, lost shares and address changes, contact:

TSX Trust Company

P.O. Box 700

Station B

Montreal, QC

Canada

H3B 3K3

North America phone
toll free:
1.800.387.0825 or
416.682.3860

Fax: 1.888.249.6189

shareholderinquiries@tmx.com

AUDITORS KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto, Ontario Canada M5H 2S5

STOCK EXCHANGE

Toronto Stock Exchange

Symbol: CG

NYSE

Symbol: CGAU

INVESTOR RELATIONS CONTACT

Toby Caron

Director,

Treasurer & Investor Relations

Shae Frosst

Manager,

Investor Relations

investor@centerragold.com

CORPORATE HEADQUARTERS

Suite 1500

1 University Avenue

Toronto, Ontario

Canada

M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com

Printed in Canada

Centerra Gold Inc. Annual Report 2021

CENTERRA GOLD INC.

Suite 1500

1 University Avenue

Toronto, Ontario

Canada M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com